   As filed with the Securities and Exchange Commission on September 21, 2001
                                                 Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                            FAIRFIELD INN BY MARRIOTT
                               LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

            DELAWARE                         7011                        52-1638296
  (State or other Jurisdiction     (Primary Standard Industrial       (I.R.S. Employer
of Incorporation or Organization)   Classification Code Number)    Identification Number)

                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MICHAEL L. ASHNER
                                7 BULFINCH PLACE
                                    SUITE 500
                                BOSTON, MA 02114
                                 (617) 570-4600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                      -------------------------------------

                                   COPIES TO:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                               TEL: (212) 940-8800
                               FAX: (212) 940-8776

                      -------------------------------------

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                              --------------------


                         CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                         AMOUNT TO          PROPOSED MAXIMUM         PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF                BE              OFFERING PRICE         AGGREGATE OFFERING           AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED           PER UNIT (1)                 PRICE              REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
Subordinated Notes due 2007             $23,000,000               100%                  $23,000,000                $5,750
==================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

                              --------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                              --------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                   $23,000,000
                            FAIRFIELD INN BY MARRIOTT
                               LIMITED PARTNERSHIP
                           SUBORDINATED NOTES DUE 2007

     Fairfield Inn by Marriott Limited Partnership is offering its limited partners the non-transferable right to purchase its subordinated notes due 2007, in the aggregate principal amount of $23 million. You will have the right to purchase notes in the principal amount of $275 for each unit that you own. In order to subscribe, you must complete and return the subscription form accompanying this prospectus, together with payment for the notes for which you subscribe, by 5:00 p.m., New York City time, on November 20, 2001. You may purchase less than the full amount of the notes to which you are entitled but you will not be entitled to subscribe for any notes not purchased by other limited partners.

     An affiliate of the general partner has agreed to purchase all notes not purchased by limited partners in this offering. Accordingly, the partnership is assured of receiving gross proceeds of $23 million from the sale of the notes. No fee will be paid to the affiliate for its agreement.

     The notes will be subordinated in right of payment to the partnership's existing mortgage debt, which as of June 15, 2001 had an outstanding balance of $151.3 million, and other obligations of the partnership. For a discussion of certain tax consequences to limited partners who subscribe, see "Certain U.S. Federal Income Tax Considerations."

     The notes will be evidenced by an original promissory note payable to the order of, and delivered to, each subscriber and recorded and transferable on the books of our partnership.

     There is no existing market for the notes and it is anticipated that a market for the notes will not develop.

                         -------------------------------

                  BUYING THE NOTES INVOLVES SIGNIFICANT RISKS.

               YOU SHOULD SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                              --------------------


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        ---------------------------------

                 The date of this Prospectus is October __, 2001

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, NOTES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS TO THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE NOTES.

                                TABLE OF CONTENTS

                                                                           Page

PROSPECTUS SUMMARY...........................................................1
RISK FACTORS.................................................................6
NOTE REGARDING FORWARD-LOOKING STATEMENTS...................................13
USE OF PROCEEDS.............................................................14
DISTRIBUTIONS...............................................................14
SELECTED FINANCIAL DATA.....................................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................................17
BUSINESS....................................................................23
MANAGEMENT..................................................................32
PRINCIPAL EQUITYHOLDERS.....................................................34
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................34
DESCRIPTION OF OFFERING.....................................................34
DESCRIPTION OF NOTES........................................................36
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS..............................40
LEGAL MATTERS...............................................................43
EXPERTS.....................................................................43
WHERE YOU CAN FIND MORE INFORMATION.........................................43
INDEX TO FINANCIAL STATEMENTS..............................................F-1

                              --------------------

                               PROSPECTUS SUMMARY

     This summary highlights information found in greater detail elsewhere in this prospectus and may not contain all information important to you. In addition to this summary, we urge you to read the entire prospectus carefully, especially the "Risk Factors" and our financial statements and accompanying notes appearing elsewhere in this prospectus.

     IN THIS PROSPECTUS, THE TERMS "THE PARTNERSHIP," "OUR PARTNERSHIP," "WE," "US," AND "OUR" REFER TO FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP, A DELAWARE LIMITED PARTNERSHIP. THE TERM "YOU" AND "YOUR" REFER TO A HOLDER OF UNITS AS OF SEPTEMBER 30, 2001 (THE "RECORD DATE").

FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

     We were formed on August 23, 1989 to acquire and operate 50 Fairfield Inn by Marriott properties ("inns") in 16 states, which compete in the economy segment of the lodging industry. We lease the land underlying 32 of our inns from Marriott International, Inc. ("Marriott International") and some of its affiliates. Our executive offices are located at 7 Bulfinch Place, Boston, MA 02114. The telephone number of our general partner is (617) 570-4600.

RECENT DEVELOPMENTS

     As of August 16, 2001, holders of a majority of the units consented to the amendment of our partnership agreement as part of a restructuring plan. As part of the plan, on that date AP-Fairfield GP, LLC, a Delaware limited liability company, replaced our old general partner, FIBM One LLC.

     Upon the closing of this offering, our general partner will implement each of the following additional steps of the restructuring plan:

     o retain Sage Management Resources III, LLC ("Sage") as the new manager for our inns. Sage has extensive experience in managing limited service hotels similar to our inns (see "Business - New Manager for our Inns" and "- New Management Agreements");

     o execute a new franchise agreement with Marriott International for each inn (see "Business - New Franchise Agreements"); and

     o amend the ground leases underlying 32 of our inns (see "Business - Ground Lease Modifications").

                                  THE OFFERING

Notes Offered.......................   Subordinated Notes due 2007 in the
                                       aggregate principal amount of
                                       $23,000,000.

Subscription........................   We will distribute to each limited
                                       partner of record as of September 30,
                                       2001, a non-transferable subscription
                                       form to purchase
                                       notes in the principal amount of $275 for each unit owned.

No Over-Subscription Right..........   You will not be entitled to subscribe for
                                       notes not purchased by other limited
                                       partners.

Subscription Commitment.............   An affiliate of our general partner has
                                       agreed to purchase all notes not
                                       purchased by limited partners in this
                                       offering. No fee will be paid to the
                                       affiliate for its agreement.

Subscription Price..................   100% of the principal amount of the
                                       notes.

Expiration Date.....................   November 20, 2001, at 5:00 p.m., New York
                                       City time.

Procedure for Subscription..........   You must complete and return the
                                       subscription form accompanying this
                                       prospectus, together with payment for the notes for which you subscribe.

Termination of Offering.............   The general partner intends to use
                                       reasonable efforts to negotiate the new
                                       management agreement, franchise agreement and ground lease modification agreement, discussed under "Business", to incorporate the terms described in that section and such other terms which may be satisfactory to it so as to implement this offering. The general partner may not be successful in these negotiations.
                                       Furthermore, other factors affecting
                                       economic conditions, including the
                                       destruction of the World Trade Center on September 11, 2001, may prevent the implementation of these agreements and this offering. In such event, we may terminate this Offering and return to the limited partners the payments sent by them to us to subscribe for the notes.

Use of Proceeds.....................   We anticipate using the net proceeds from
                                       this offering for capital expenditures
                                       and working capital.

Maturity Date.......................   December 1, 2007; the maturity date may
                                       be extended at our request with the
                                       consent of the holders of at least a
                                       majority of the aggregate principal
                                       amount of the outstanding notes.

Interest ...........................   The initial interest rate will be 16.5%
                                       per annum. Such rate shall increase by 1% per annum on each January 1, commencing on January 1, 2003, if the notes are outstanding on each such date. Interest on the notes is payable on the first day of each month, commencing on January 1, 2002. If an interest payment is not made when due as a result of the subordination agreement discussed under "Risks of the Offering" below, the interest shall accrue, be compounded monthly and shall be due on the next interest payment date, subject to further deferral as a result of the subordination agreement.

Principal...........................   The principal amount of the notes shall
                                       be due on the maturity date; provided,
                                       however that our partnership shall be
                                       required to prepay the principal amount, pro rata, from funds otherwise distributable to the partners under our partnership agreement. The notes may be prepaid at any time without penalty or premium.

Exit Fee ...........................   Upon payment in full of the principal
                                       amount of the notes and accrued and
                                       unpaid interest thereon, an additional
                                       payment will be made to each holder of
                                       notes of his pro rata share of an amount equal to the product of (a) the greater of (i) $23,000,000 and (ii) the principal and accrued and unpaid interest outstanding at the time of such payment, and (b) the difference between (i) the interest rate on the notes when they are paid in full and (ii) the lesser of 30 day LIBOR and the 5 year United States treasury rate on the date of such payment, multiplied by the years or portion thereof that the principal amount has been outstanding.

Subordination ......................   Principal and interest payments on the
                                       notes may be made only out of cash
                                       available to our partnership after the
                                       payment of ground rent, operating
                                       expenses, franchise fees, management
                                       fees, mortgage debt service, and the
                                       funding of capital expenditures and
                                       reserves.

Security ...........................   The notes are unsecured. However, if the
                                       notes are not paid in full on or before
                                       the maturity date, our partnership shall, at the request of the holders of a majority in outstanding principal amount of the notes, grant to the holders of all of the notes, a security interest in all of our inns, accounts receivable, cash accounts and certain other assets of our partnership. Such security interest shall be subordinate to our mortgage debt outstanding at the time.

Form of Notes.......................   The notes will be evidenced by a
                                       registered note payable to the order of
                                       and delivered to each subscriber.


Events of Default...................   The following will be events of default
                                       for the notes:

                                       o   we fail to pay the outstanding
                                           principal of the notes on the
                                           maturity date;

                                       o   we fail to pay accrued and unpaid
                                           interest on the notes when cash is
                                           available for such payment (see
                                           "Subordination" above) and the
                                           failure continues for 30 days;

                                       o   we fail to pay accrued and unpaid
                                           interest on the notes on the maturity
                                           date; and

                                       o   events of bankruptcy, insolvency or
                                           reorganization with respect to us.

SUMMARY FINANCIAL DATA

     You should read the following financial data in conjunction with, and is qualified by reference to, our financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

     The following table presents selected historical financial data for each of the five years in the period ended December 31, 2000 and the twenty-four week periods ended June 15, 2001 and June 16, 2000. This data has been derived from our audited financial statements for each of the five years in the period ended December 31, 2000 and from our unaudited historical financial data for the twenty-four week periods ended June 15, 2001 and June 16, 2000.


                             Summary Financial Data
                     (in thousands, except per unit amounts)

                                   Twenty-four Weeks
                                         Ended                                         Fiscal Year
                                -----------------------   -------------------------------------------------------------------------
                                 June 15,     June 16,
                                   2001        2000          2000              1999            1998            1997         1996
                                   ----        ----          ----              ----            ----            ----         ----
                                      (unaudited)
Income Statement Data:
----------------------
Revenues ....................   $  39,711    $  42,040    $  91,478          $  93,084       $  94,370       $  95,721    $  97,441
Operating profit
   (loss) ...................       1,658        1,493       (2,848)             3,885            (522)         11,963       17,316
Net income (loss) ...........      (3,810)      (4,096)       8,709(a)(b)       (8,552)(b)     (12,999)(b)      (1,411)       1,420
Net income (loss) per limited
  partner unit
  (83,337 units) ............         (45)         (49)         103               (102)           (154)            (17)          17
Balance Sheet Data:
-------------------
Total assets ................   $ 142,968    $ 158,299    $ 147,082          $ 163,574       $ 173,064       $ 185,503    $ 184,992
Total liabilities ...........     160,107      184,434      160,411            185,612         186,550         185,990      183,226

-------------------------------
     (a) Net income in fiscal year 2000 included the recognition of an extraordinary gain on the forgiveness of incentive management fees of $23.5 million.

     (b) Net income (loss) in fiscal years 2000, 1999 and 1998 included the recognition of impairment charges on the partnership's inns of $8.1 million, $2.8 million and $9.5 million, respectively.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before subscribing.

                          RISKS RELATED TO OUR BUSINESS

DECLINING OPERATIONS; CAPITAL SHORTFALL

     Our inns have experienced a substantial decline in operating results over the past several years. Since 1996, our annual revenues have declined each year, from $97.4 million in 1996 to $91.5 million in 2000. Our operating profit has declined over the same period from a $17.3 million operating profit in 1996 to a $2.8 million operating loss in 2000. This trend has continued into the first and second quarters of 2001. Rooms revenues for the second quarter 2001 were down over $1.6 million or approximately 7% from the prior year quarter, and year-to-date, rooms revenues decreased by $2.6 million, or 6% from the same period in the prior year. Operating profit was down $94,000 from the prior year quarter. Year-to-date operating profit is up due to other revenues of $656,000 in the first quarter of 2001. The other revenues represent a reimbursement of funds previously paid by the partnership to On Command Video to provide for television equipment maintenance. On Command Video determined that the equipment maintenance was no longer necessary and the funds were subsequently reimbursed to the partnership during the first quarter of 2001. We do not expect that operations will improve during the remainder of the year and therefore believe that we will see declines in both revenue and operating profit. The decline in inn operations is primarily due to increased competition, over-supply of limited service hotels in the markets where our inns operate, the deferral of capital improvements needed to make our inns more competitive, and a slowdown in the economy resulting in a softness in the lodging industry as a whole. The current estimated debt service shortfall before ground rent deferrals is approximately $3 to $4 million for 2001. The shortfall has been funded from partnership cash, amounts in various debt service reserves and, as permitted under our ground lease agreements, deferral of a portion of the ground rent. Forecasts provided by our current manager indicate that our operating cash flow will be insufficient to cover debt service during the balance of 2001. We estimate that the total amount of ground rent that we will defer for 2001 is approximately $1.2 million. However, our ground lessors have agreed to cancel our obligation to pay the deferred ground rent for all of 2000 and 2001 effective on the closing of this offering. We believe there is sufficient cash to fund the debt service shortfall for 2001 by the deferral of ground rent and the use of partnership cash and amounts in certain debt service reserves. We currently estimate that the net decrease in partnership cash accounts and debt service reserves will be approximately $1 to $2 million in 2001.

     In light of the age of our inns, which range in age from 11 to 14 years, major capital expenditures will be required over the next several years to remain competitive in the markets where we operate and to satisfy brand standards. These capital expenditures include room refurbishments planned for 22 of our inns over the next several years and the replacement of roofs and facades. The capital expenditure needs for the next two years for our inns are estimated to total approximately $33 million.

     These expenditures will exceed our available funds. Based upon information provided by our current manager, the estimated capital shortfall in funds available for capital improvements is expected to be between $15 million to $20 million. We believe that the shortfall should be covered by the (a) proceeds from the sale of the notes, (b) cash flow savings from the reduction of ground rent described in "Business - "Ground Lease Modifications" and (c) funds drawn from our contribution of 7% of each inn's gross monthly revenues into an escrow account over the next 18 months described in "Business-New Franchise Agreements". However, there can be no assurance that the entire shortfall will be covered, if at all. If we need additional capital, there are no assurances that we can obtain capital on favorable terms to us, if at all. Moreover, we cannot ensure you that such additional funds will maintain or increase our revenues and operating results.

     For further discussion of our results of operations, shortfall of capital, and liquidity situation, as well as efforts being undertaken to address these problems, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE ARE SUBJECT TO NUMEROUS CONDITIONS AFFECTING THE HOTEL INDUSTRY.

     Our revenues and the value of our inns are subject to conditions affecting the hotel industry. These include:

     o   changes in the national, regional and local economic climate;

     o local conditions such as an oversupply of hotel properties or a reduction in demand for hotel properties;

     o the attractiveness of our inns to consumers and competition from comparable hotels;

     o   changes in travel patterns;

     o changes in room rates and increases in operating costs due to inflation and other factors; and

     o   the need periodically to repair and renovate our inns.

     Adverse changes in these conditions could adversely affect our financial performance and our ability to service the notes. In addition, the hotel industry is highly competitive. Our inns compete with other hotel properties in their geographical markets, and some of our competitors may have substantially greater marketing and financial resources than we do.

OUR EXPENSES MAY REMAIN CONSTANT EVEN IF REVENUE DROPS.

     If our inns do not generate sufficient income to pay our expenses, service our debt and maintain our inns, we will be unable to make interest payments on the notes. The expenses of owning an inn are not necessarily reduced when circumstances, such as market factors and competition, cause a reduction in income from the inn. If an inn is mortgaged or leased and we are unable to meet the mortgage or lease payments, the lender could foreclose and take the inn or the landlord could terminate the lease on the inn. In addition, interest rate levels, the availability of financing, the cost of compliance with government regulation, including tax laws, and changes in laws and governmental regulations, including those governing usage, zoning and taxes, could adversely affect our financial condition and ability to service our debt, including the notes.

WE MAY BE UNABLE TO SELL OUR INNS WHEN NECESSARY BECAUSE THEY ARE ILLIQUID.

     The sale of our inns is subject to a collateral substitution obligation in our mortgage debt and the inns generally cannot be sold quickly. However, upon the closing of this offering, we will obtain a waiver of this provision to allow proceeds from the sale of certain inns to reduce the outstanding mortgage debt. We may not be able to sell the inns promptly in response to economic or other conditions. Our inability to sell the inns could adversely affect our financial condition and ability to service our debt, including the notes.

WE ARE DEPENDENT ON MARRIOTT INTERNATIONAL.

     Our inns will be franchised under the Fairfield Inn by Marriott brand and our potential desire, from time-to-time, to refinance or sell any of our inns may result in a need to obtain the consent of Marriott International. Any such consent may not be acceptable to Marriott International, and the lack of consent from Marriott International could adversely affect our ability to consummate such refinancing or sale. In addition, as a franchisee of Marriott International, we will be dependent on, among other things, its ability to continue to develop national brand loyalty and marketing programs that effectively market the Fairfield Inn by Marriott brand.

THE HOTEL INDUSTRY IS SEASONAL IN NATURE.

     The hotel industry is seasonal in nature; however, the periods during which our inns experience higher hotel revenue vary from property to property and depend principally upon location. The seasonal nature of our industry affects our cash flow, and if we do not effectively manage our cash flow, it may affect our ability to service our debt.

THE HOTEL BUSINESS IS CAPITAL INTENSIVE.

     In order for our inns to remain attractive and competitive, we have to spend money periodically to keep them well maintained, modernized and refurbished. This creates an ongoing need for cash and, to the extent expenditures cannot be funded from cash generated by our operations, we may be required to borrow or otherwise obtain these funds. Accordingly, our financial results may be sensitive to the cost and availability of funds. We may not be able to obtain additional capital, if necessary, to maintain our inns which could have materially adverse effects on our financial condition and operating results.

WE MAY BE ADVERSELY AFFECTED BY THE LIMITATIONS IN OUR NEW FRANCHISE AGREEMENTS AND POSSIBLE ADDITIONAL CAPITAL EXPENDITURES ASSOCIATED WITH FRANCHISING.

     Our inns will be operated pursuant to new franchise agreements with Marriott International, a nationally recognized hotel brand. The franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of an inn in order to maintain uniformity within the Marriott International system. Standards are often subject to change over time, and may restrict our ability to make improvements or modifications to an inn without the consent of Marriott International. In addition, compliance with standards could require us to incur significant expenses or capital expenditures.

     Loss of the franchise agreements without a replacement would likely have an adverse effect on our inn revenues. Moreover, the loss of a franchise could have a material adverse effect upon the operations or the underlying value of the inns covered by the franchise agreements because of the loss of associated name recognition, marketing support and centralized reservation systems provided by Marriott International.

                      RISKS OF THE NOTES AND THIS OFFERING

THE NOTES ARE SUBORDINATED TO THE MORTGAGE DEBT AND GROUND LEASES OF OUR PARTNERSHIP.

     The notes will be subordinated in right of payment to our mortgage indebtedness of approximately $151.3 million as of June 15, 2001, to our obligations to pay ground rent and to certain other obligations described below. Under the terms of the subordination agreement and loan agreement with our mortgage lender, so long as the mortgage debt is outstanding, until January 11, 2007, principal and interest on the notes may be paid from our funds after gross revenues have been applied as follows:

o first, to fund a ground rent reserve account until the amount therein equals one month's anticipated ground rent;

o    second, to fund certain tax and insurance escrows;

o third, to fund a debt service reserve account until the amount in the account equals three times the monthly debt service payment on our mortgage debt;

o fourth, to fund a capital expenditure and FF&E reserve account until the amount therein equals 7% (or such greater percentage as may be required under the new management agreements) of gross revenues;

o    fifth, to pay all fees due under the franchise agreements;

o sixth, to fund an operating reserve account used to pay anticipated operating expenses;

o    seventh, to pay ground rent;

o eighth, to pay to the ground lessors quarterly option payments of $187,500 each;

o ninth, to pay the monthly debt service and any other debt owed on our mortgage debt; and

o tenth, to fund an earthquake restoration reserve account until the amount therein is a maximum of $300,000.

     As of September 20, 2001, all of the reserve and escrow accounts described above were funded in full.

     After January 11, 2007, our gross revenues are applied for the purposes set forth in items first through eighth above, and then:

o ninth, to pay the cost of major repairs, alterations, improvements, renewals or replacements to our inns that are required by reason of any law, subject to certain limitations;

o tenth, to remit to us the lesser of (x) the aggregate amount of payments for, or reserves created for the payment of, our administrative expenses not previously remitted to us and (y) $450,000 for the year ended December 31, 1997, increased by a cost of living index for each year thereafter;

o eleventh, if an earthquake has occurred and the earthquake restoration cost of the applicable inn is less than 50% of the release price for the inn contained in the loan agreement, at our direction (i) to fund the earthquake restoration reserve account in the amount of such earthquake restoration cost (which we may be use to restore the applicable property) or (ii) to apply such amount in accordance with the provisions of the applicable mortgage with respect to casualty;

o twelfth, to pay to the ground lessors quarterly payments of $187,500 for our option to purchase the land underlying certain of our inns; and

o thirteenth, (i) first, to prepay the outstanding principal amount of the mortgage debt, and (ii) next, to pay all accrued and unpaid interest on the mortgage debt; provided, however, that the mortgage lender, in the exercise of its sole discretion, may elect to apply any funds payable to it to fund any shortfall in the earthquake restoration reserve account.

     Accordingly, after January 11, 2007, so long as the mortgage debt is outstanding, no gross revenues of our partnership can be used to pay amounts due on the notes.

LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT OUR CASH FLOW.

     Because of the mortgage debt outstanding, we may be unable to generate cash sufficient to pay the principal of and interest on the notes when due.

     Our substantial leverage could have significant negative consequences, including:

     o increasing our vulnerability to general adverse economic and industry conditions;

     o requiring the dedication of a substantial portion of our expected cash flow from operations to service our mortgage debt, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures; and

     o limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete.

WE MAY BE UNABLE TO REPAY THE NOTES.

     On the maturity date, the entire outstanding principal amount of the notes and accrued and unpaid interest will become due and payable. On the maturity date, we may not have sufficient funds or may be unable to arrange to refinance our mortgage debt to pay the principal and interest amount due. In such event, we will be unable to repay the notes. Furthermore, any future borrowing arrangements to which we become a party may contain restrictions on, or prohibitions against, our repayment of the notes.

THE NOTES MAY CREATE CONFLICTS OF INTEREST BETWEEN OUR GENERAL PARTNER AND YOU.

     Since it is likely that an affiliate of our general partner will purchase notes, certain decisions concerning our operations or financial structure may present conflicts of interest between our general partner and you, other than in your capacity as purchasers of the notes.

YOU MAY BE ALLOCATED ADDITIONAL TAXABLE INCOME BY OUR PARTNERSHIP IF YOU DO NOT PURCHASE NOTES.

     Upon the closing of this offering, if the notes are respected as indebtedness of our partnership for federal income tax purposes, it is likely that, over time, depreciation deductions (in a maximum aggregate amount equal to the principal amount of the notes) and deductions attributable to accrued and unpaid interest on the notes that would otherwise be allocable to all holders will be allocated solely to holders who subscribe for notes. Because our partnership's operating income will continue to be allocated to holders as provided under the partnership agreement, the decrease in depreciation and interest deductions allocated to holders who do not subscribe for notes would cause a corresponding increase in their taxable income from our partnership. It is impossible to predict with certainty when, or to what extent, this increase in taxable income will occur. As the notes are repaid, holders who purchase notes will be allocated income and gain by our partnership that will offset the depreciation and accrued interest deductions allocated to them in previous years on account of the notes (and, accordingly, the taxable income of holders who do not purchase notes will decrease at that time as a result of such allocations).

YOU COULD SUFFER ADVERSE CONSEQUENCES IF THE NOTES ARE NOT RESPECTED AS INDEBTEDNESS FOR FEDERAL INCOME TAX PURPOSES.

     If the notes are not respected as indebtedness of our partnership for federal income tax purposes, then holders who do not subscribe for notes could suffer adverse tax consequences. The nature and extent of any such adverse tax consequences could depend to some extent upon the circumstances of the individual holder. Whether the notes will be respected as indebtedness for federal income tax purposes ultimately will depend on a number of factors, including a finding that our partnership has retained the burdens and benefits of ownership of the inns. No legal opinion will be provided to our partnership concerning this issue.

YOUR TAX LIABILITY MAY EXCEED THE CASH PAYMENTS MADE TO YOU IN VARIOUS YEARS.

     Under federal income tax law, if you purchase notes, you generally will be required to report and pay tax on interest as accrued on the notes. If our partnership is unable to pay interest in full as accrued on the notes, or is unable to repay the notes at maturity, then you will likely be required to report interest income for the applicable year in excess of the cash payments actually made to you during the year. In that event, your resulting tax liability with respect to such interest income could exceed the cash payments made to you on the notes in such year(s)

(although the amount of our partnership's taxable income allocable to you should be reduced by deductions for interest accruing on the notes).

A TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

     The notes are a new issue of securities for which there is currently no active trading market. We do not intend to apply for listing of the notes on any securities exchange. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the financial condition and the prospects of our partnership and other factors beyond our control, including general economic conditions. Since we do not intend to develop a trading market, such trading market is unlikely to develop and you may not be able to sell the notes.

                        RISKS RELATED TO THE PARTNERSHIP

WE WILL RELY ON OUR NEW MANAGER FOR THE OPERATION OF OUR INNS.

     Under the new management agreements, Sage will be given the exclusive authority to manage and operate the day to day operations of our inns. Also, it will be required to devote only such time as is reasonably needed to the operations of our inns. Therefore, our success will depend, in part, upon the ability of Sage, as manager, or the ability of any future manager, as well as upon the ability of our general partner to manage our partnership and our manager.

IMPLEMENTATION OF THE RESTRUCTURING PLAN MAY NOT REVERSE OUR DECLINE IN OPERATING RESULTS.

     The restructuring plan is intended to address our continued decline in operating results which, among other things, has resulted in debt service and capital expenditure shortfalls. There can be no assurance, however, that the implementation of the actions contemplated by the restructuring plan will be successful in reversing the decline in our operating results or, if successful, will be sufficient to remedy our debt service and capital expenditure shortfalls.

THE AGE OF OUR INNS SUGGEST THAT FURTHER CAPITAL WILL BE REQUIRED IN THE FUTURE.

     Significant capital expenditures are currently required in order for our inns to remain competitive and to satisfy brand standards that will be required by the new management agreements with Sage. The age and physical condition of our inns, which range in age from 11 to 14 years, make it likely that further and, perhaps more substantial, capital expenditures will be required in the future. There can be no assurance that the proceeds from the notes and, given current operating levels, cash from operations in the future will be sufficient to fund these expenditures.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains forward-looking statements within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily, but not exclusively, with respect to:

     o   economic outlook;

     o   capital expenditures;

     o   cost reductions;

     o   cash flow;

     o   operating performance;

     o   financing activities;

     o   our tax status; or

     o related industry developments, including trends affecting our business, financial condition and results of operations.

     We intend to identify forward-looking statements in this prospectus by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases (or the negative thereof).

     The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

     o our inability to meet our debt service obligations out of operating cash flow and the need to use our reserves to fund seasonal shortfalls in funds available for debt service;

     o the exhaustion of our reserves and the requirement to replenish them from future excess cash flow, if any;

     o   our limited cash reserves and inability to raise additional capital;

     o   the continued impact of new supply in the markets our inns are located;

     o the need for capital expenditures to make our properties competitive and satisfy standards for comparable lodging facilities;

     o national and local economic and business conditions that will affect, among other things, demand for products and services at our inns, the level of room rates and occupancy that can be achieved by our inns, the availability and terms of financing, and the level of development of competing lodging facilities;

     o our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures;

     o changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs;

     o government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof; and

     o other factors discussed - See "Risk Factors - Risks Related to Our Business - Declining Operations; Capital Shortfall" and "Liquidity and Capital Resources" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we cannot assure you that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus to reflect any change in our expectations or any changes in events, conditions or circumstances on which any statement is based.

                                 USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the notes will be approximately $_______ million, after deducting the estimated offering expenses payable by us. We intend to use the proceeds of this offering to make capital improvements to our inns and furnish working capital to our partnership.

                                  DISTRIBUTIONS

     We have not made any distributions to limited partners in the last 3 years. Our ability to make any additional cash distributions to limited partners is subject to the limitations of the partnership agreement. Our former general partner determined that it is appropriate for our partnership to distribute to limited partners $25 per unit (approximately $2.1 million). We shall make such distribution as soon as our cash flow permits such distribution to be made. We do not anticipate making any other cash distributions in the foreseeable future.

                             SELECTED FINANCIAL DATA

     The following table provides you with selected historical financial data derived from our audited financial statements as of December 31, 2000, 1999, 1998, 1997 and 1996 and for each of the five years in the period ended December 31, 2000 and our unaudited interim financial statements as of and for the twenty-four week periods ended June 15, 2001 and June 16, 2000. Such summary information may not be indicative of our future performance. In our opinion, all adjustments, which are normal and recurring in nature, considered necessary for a fair presentation have been included in our summary interim financial data. The results of operations for the periods ended June 15, 2001 and June 16, 2000 are not necessarily indicative of the results to be expected for the entire fiscal year or any other interim period. The summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and our financial statements, and the accompanying notes thereto, included elsewhere in this prospectus.

                             Selected Financial Data
             (in thousands, except per unit amounts and ratio data)


                                    Twenty-Four Weeks
                                         Ended                                          Fiscal Year
                                ------------------------      ---------------------------------------------------------------------
                                 June 15,       June 16,
                                   2001          2000            2000          1999           1998           1997            1996
                                   ----          ----            ----          ----           ----           ----            ----
                                        (unaudited)
Income Statement Data:
----------------------
Revenues ....................   $  39,711      $  42,040      $  91,478      $  93,084      $  94,370      $  95,721      $  97,441
Operating profit
   (loss) ...................       1,658          1,493         (2,848)         3,885           (522)        11,963         17,316
Net income (loss) ...........      (3,810)        (4,096)         8,709(a)      (8,552)       (12,999)        (1,411)         1,420
Net income (loss) per limited
  partner unit
      (83,337 units) ........         (45)           (49)           103           (102)          (154)           (17)            17

Balance Sheet Data:
-------------------
Total assets ................   $ 142,968      $ 158,299      $ 147,082      $ 163,574      $ 173,064      $ 185,503      $ 184,992
Total liabilities ...........     160,107        184,434        160,411        185,612        186,550        185,990        183,226

Other Data (Unaudited):
-----------------------
Cash distributions per
    limited partner unit
     (83,337 Units) .........        --             --             --             --             --               10            100
Ratio of earnings to
   fixed charges ............        --             --             --             --             --             --              1.1x
Deficiency of earnings
   to fixed charges .........   $   3,810(b)   $   4,096(b)   $  14,774(b)   $   8,552(b)   $  12,999(b)   $   1,411(b)        --

-------------------------------

     (a) Net income in fiscal year 2000 included the recognition of an extraordinary gain on the forgiveness of incentive management fees of $23.5 million.

     (b) The ratio of earnings to fixed charges is computed by dividing income
         (loss) from continuing operations before interest expense and other fixed charges by total fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense that is deemed to represent interest. The deficiency of earnings to fixed charges is largely the result of depreciation of $5,423, $6,807, $13,463, $14,413, $14,990 and $14,107 during the twenty-four weeks ended June 15, 2001 and June 16, 2000 and the fiscal years ended December 31, 2000, 1999, 1998 and 1997, respectively. The deficiency of earnings to fixed charges was also impacted by the partnership's recording impairment charges on the inns of $8,127, $2,843 and $9,497 during the years ended December 31, 2000, 1999 and 1998, respectively.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table sets forth certain unaudited quarterly financial data for each of the quarters in the years ended December 31, 2000 and 1999, and for the first two quarters of 2001. This quarterly information has been derived from and should be read in conjunction with our financial statements and the notes thereto, and, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information. Operating results for any quarter are not necessarily indicative of results for any future period.

                            QUARTERLY FINANCIAL DATA
                                   (unaudited)
                     (in thousands, except per unit amounts)


                            1st         2nd         3rd         4th
FISCAL YEAR 2001:         Quarter     Quarter     Quarter     Quarter      Full Year
                         -----------------------------------------------------------
Revenues                  $ 18,785    $ 20,926                             $ 39,711
Operating profit (loss)        368       1,290                                1,658
Net income (loss)           (2,394)     (1,416)                              (3,810)
Net income (loss) per
Limited Partner Unit           (28)        (17)                                 (45)

FISCAL YEAR 2000:
Revenues                  $ 19,413    $ 22,627    $ 24,252    $ 25,186     $ 91,478
Operating profit (loss)        109       1,384       2,886      (7,227)(a)   (2,848)
Net income (loss)           (2,728)     (1,368)        175      12,630 (a)    8,709
Net income (loss) per
Limited Partner Unit           (33)        (16)          2         150          103

FISCAL YEAR 1999:
Revenues                  $ 20,462    $ 23,099    $ 24,298    $ 25,225     $ 93,084
Operating profit (loss)        947       2,813       3,280      (3,155)(b)    3,885
Net income (loss)           (2,057)        (77)        448      (6,866)(b)   (8,552)
Net income (loss) per
Limited Partner Unit           (24)         (1)          5         (82)        (102)

----------
(a) Operating loss and net income include recognition of a loss on impairment of assets of $8.1 million. Net income includes recognition of an extraordinary gain on the forgiveness of incentive management fees of $23.5 million.

(b) Operating loss and net loss include the recognition of a loss on impairment of assets of $2.8 million.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" should be read in conjunction with "Selected Financial Data" and our financial statements, and accompanying notes, included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as statements of our plans, objectives and intentions. Our actual results may differ materially from those indicated in these forward-looking statements. See "Note Regarding Forward-Looking Statements." Factors that could cause or contribute to these differences include but are not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

GENERAL

     During the period from 1998 through 2000, our revenues declined from $94.4 million to $91.5 million. Our revenues are primarily generated from room revenues per available room or "RevPAR." RevPAR represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. During the period from 1998 through 2000, our combined RevPAR decreased approximately 3% from $37.79 to $36.76. For the twenty-four week period ended June 15, 2001, combined RevPAR further decreased to $34.15.

     Our operating costs and expenses are, to a great extent, fixed. Therefore, we derive substantial operating leverage from increases in revenue. Operating leverage is offset primarily by certain variable expenses, including base and incentive management fees which are calculated based on inn sales.

     The table below presents performance information for our inns for the indicated periods:

                             Twenty-four Weeks
                                  Ended                  Year Ended December 31
                          ----------------------    ------------------------------------
                          June 15,      June 16,
                            2001          2000         2000          1999          1998
                          -------       -------      -------       -------       -------
Number of inns ........        50            50           50            50            50

Number of rooms .......     6,676         6,676        6,676         6,676         6,676

Average daily rate ....   $ 54.47       $ 52.64      $ 54.06       $ 52.35       $ 51.28

Occupancy .............      62.7%         69.3%        68.0%         71.1%         73.7%

RevPAR ................   $ 34.15       $ 36.48      $ 36.76       $ 37.22       $ 37.79

% RevPAR change .......     (6.4%)           --         (1.2%)        (1.5%)          --

RESULTS OF OPERATIONS

     The following discussion and analysis addresses results of operations for the three years ended December 31, 2000, and the second quarters and second quarters year-to-date ended June 15, 2001 and June 16, 2000, and should be read together with the "Selected Financial Data" and our historical financial statements, and accompanying notes, included elsewhere in this prospectus.

2000 compared to 1999

     Rooms Revenues. Rooms revenues decreased $1.4 million, or approximately 1.5%, to $89.3 million in 2000 from $90.7 million in 1999, reflecting a 3.1 percentage point decrease in average occupancy to 68.0% partially offset by the $1.71 increase in average rate to $54.06. The decrease in average occupancy was primarily the result of increased competition in the economy segment. In 2000, total inn revenues decreased $1.6 million, or 1.7%, to $91.5 million when compared to 1999.

     Operating Expense. Operating expenses increased $5.1 million, or 5.7%, to $94.3 million when compared to 1999. The individual components are discussed below.

     Rooms Costs. In 2000, room costs decreased $0.6 million, or 2.1%, to $27.9 million when compared to 1999. The overall decrease in controllable room costs is a result of the occupancy decreases at our inns. These decreases were partially offset by an increase in the reservation costs due to the implementation of Marriott International's Guestview reservation system in 2000.

     Selling, Administrative and Other Expenses. Selling, administrative and other expenses increased by $0.8 million in 2000 to $27.7 million, or a 3.0% increase when compared to 1999. The increase in expenses was due to an increase in labor costs, repairs and maintenance expenses.

     Loss on Impairment of Long-Lived Assets. In 2000, we recorded an impairment of long-lived assets of $8.1 million related to our inns located in Johnson City, Tennessee, Raleigh and Charlotte Airport, North Carolina, and Columbus North, Ohio. We recorded an impairment charge of $2.8 million in 1999 related to our inns located in Lansing, Illinois and Charlotte- Northeast, North Carolina.

     Operating Profit (Loss). As a result of the changes in revenues and operating expenses discussed above, operating profit decreased by $6.7 million resulting in an operating loss of $2.8 million for 2000, when compared to an operating profit of $3.9 million in 1999.

     Interest Expense. Interest expense decreased by $0.3 million to $13.2 million in 2000 when compared to 1999. This decrease is due to the payment of $4.3 million of principal on the mortgage debt.

     Loss Before Extraordinary Item. We generated a loss before extraordinary item of $14.8 million in 2000 compared to a loss of $8.6 million in 1999. This increased loss is primarily due to the decrease in revenues coupled with the increase in operating expenses discussed above.

     Extraordinary Gain. In connection with the class action litigation settlement agreement that became effective in 2000, Fairfield FMC Corporation, the current manager of our inns, waived $23.5 million of deferred incentive management fees.

     Net Income (Loss). Net income for 2000 was $8.7 million compared to a net loss of $8.6 million for 1999. The increase is primarily due to the $23.5 million of deferred management fees waived in 2000 offset by slightly lower revenues and increases in operating expenses.

1999 compared to 1998

     Rooms Revenues. Rooms revenues decreased $0.8 million, or approximately 1.0%, to $90.7 million in 1999 from $91.5 million in 1998 reflecting the 2.6 percentage point decrease in average occupancy to 71.1% partially offset by the slight increase in average rate to $52.35. The decrease in average occupancy was primarily the result of increased competition in the economy segment. In 1999, inn revenues decreased $1.3 million, or 1.4%, to $93.1 million when compared to 1998.

     Operating Expenses. Operating expenses decreased $5.7 million, or 6.0%, to $89.2 million when compared to 1998. The individual components are discussed below.

     Rooms Costs. In 1999, rooms costs increased $1.3 million, or 4.8%, to $28.5 million when compared to 1998. The overall increase in room costs is due to an increase in salary and benefits.

     Selling, Administrative and Other Expenses. Selling, administrative and other expenses increased by $1.0 million in 1999 to $26.9 million, or a 3.9% increase when compared to 1998. The increase in expenses was due to an increase in labor costs, repairs and maintenance expenses and chain services.

     Incentive Management Fees. Incentive management fees decreased $0.8 million in 1999 when compared to 1998 due to the addition of $2.4 million to the property improvement fund in 1999 by us to cover capital expenditures that exceeded the amount in the property improvement fund. This amount was treated as a deduction in calculating incentive management fees in 1999 under the terms of the current management agreement.

     Loss on Impairment of Long-Lived Assets. We recorded an impairment of long-lived assets of $2.8 million in 1999 related to our inns in Lansing, Illinois and Charlotte-Northeast, North Carolina and $9.5 million in 1998 related to our inns in Buena Park, California; Atlanta Airport, Georgia; Montgomery, Alabama; and Orlando South, Florida.

     Operating Profit (Loss). As a result of the changes in revenues and operating expenses discussed above, our operating loss in 1998 of $0.5 million increased to an operating profit of $3.9 million in 1999.

     Interest Expense. Interest expense decreased $0.3 million to $13.5 million in 1999 when compared to 1998. This decrease is due to the payment of principal on the mortgage debt.

     Net Loss. We generated a net loss of $8.6 million in 1999 compared to a net loss of $13.0 million in 1998. This decrease is primarily due to the loss associated with an impairment of long-lived assets of approximately $9.5 million in 1998 compared to $2.8 million in 1999 related to the inns discussed above partially offset by the further decline in inn revenues in 1999.

Second Quarter and Year-to-Date 2001 compared to Second Quarter and Year-to-Date 2000

     Rooms Revenues. Rooms revenues decreased $1.6 million, or approximately 7% to $20.5 million for the second quarter of 2001 from $22.1 million for the same period in 2000. Year-to-date, rooms revenue decreased $2.6 million, or approximately 6%, to $38.3 million in 2001 from $40.9 million in 2000 reflecting a 6.6 percentage point decrease in occupancy to 62.7%, partially offset by the $1.83 increase in average room rate to $54.47. These changes in occupancy and room rates caused a decrease in revenue per available room of 6.4% to $34.15. The decrease in average occupancy was primarily the result of increased competition in the economy segment, the deferral of capital improvements needed to make our inns more competitive in their marketplace, and the slowdown in the economy resulting in a softness in the lodging industry as a whole.

     Total Revenues. Total revenues decreased $1.7 million, or approximately 7%, to $20.9 million for the second quarter of 2001 from $22.6 million in the second quarter of 2000. Year-to-date, total revenues decreased $2.3 million, or approximately 6%, to $39.7 million in 2001 from $42.0 million for the same period in 2000. The decrease is due to the decline in rooms revenues. This is offset by other revenue of $656,000 that was recognized in the first quarter of 2001. The other revenues represent a reimbursement of funds previously paid by our partnership to On Command Video to provide for television equipment maintenance. The television program provider determined that the equipment maintenance was no longer necessary and the funds were subsequently reimbursed to our partnership during the first quarter of 2001.

     Operating Expenses. Operating expenses declined during the second quarter of 2001 by $1.6 million, or approximately 8%, to $19.6 million when compared to $21.2 million for the second quarter of 2000. Year-to-date, operating expenses decreased $2.4 million, or approximately 6%, to $38.1 million in 2001 from $40.5 million for the same period in 2000. The decline is due to a decline in property-level expenses associated with the decline in occupancy, and a decrease in depreciation expense of $1.4 million due to the decrease in the basis of certain inns due to impairment charges recorded during 2000.

     Operating Profit. Operating profit for the second quarter of 2001 decreased by $94,000 to $1.3 million when compared to the second quarter of 2000. Year-to-date, operating profit increased by $165,000 to $1.7 million from $1.5 million for the same period in 2000. The increase is due primarily to the non-recurring reimbursement and the decrease in depreciation expense previously discussed. Without these two items, year-to-date operating profit would have decreased by approximately $1.9 million when compared to the same period in 2000. We expect to see continuing declines in revenues and operating profit during the remainder of the year.

     Interest Expense. Interest expense decreased $80,000 to $3.0 million in the second quarter of 2001 when compared to the second quarter of 2000 and decreased $265,000 to $5.9 million year-to-date. This decrease is due to the payment of principal on the mortgage debt.

     Net Loss. Our net loss increased $48,000 to $1.4 million in the second quarter of 2001 as compared to the net loss in the second quarter of 2000. Year-to-date, our net loss decreased $286,000 to $3.8 million when compared to 2000. This decrease is due primarily to the decrease in operations discussed above partially offset by the increase in other revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Adequate liquidity and capital are critical to our ability to continue as a going concern. We have experienced declining operations in each year since 1996. As a result, cash flow from operations has declined from $19.4 million in 1997 to $10.5 million in 2000. This trend continued during the first and second quarters of 2001, resulting in cash flows from operations for the twenty-four weeks ended June 15, 2001 of $2.8 million. During these periods, we have faced increasing needs to make capital improvements to our inns to enable them to compete more effectively in their markets and to satisfy standards for the Fairfield Inn by Marriott brand. Our general partner is attempting to address the decline in operating cash flow and need for additional capital through various avenues, such as raising proceeds in this offering. We believe that there is sufficient liquidity, including the availability of cash reserves, to fund operations and meet debt service for the current year. There can be no assurance that we will be able to reverse the decline in operations or obtain additional financing that may be required to meet operating needs in the future.

PRINCIPAL SOURCES AND USES OF CASH

     Our principal source of cash is cash from operations. Our principal uses of cash are to make debt service payments, fund the property improvement fund and maintain required reserves, pursuant to the terms of our mortgage debt.

     Cash provided by operations was $10.5 million in 2000, $16.4 million in 1999 and $16.5 million in 1998. The decrease from 1999 to 2000 is primarily attributable to the decline in property level operating results and a decrease in the amount of restricted cash made available for investing and financing activities. Through the twenty-four week periods ended June 15, 2001 and June 16, 2000, cash provided by operations was $2.8 million and $1.7 million, respectively. The increase from 2000 to 2001 (for the comparable twenty-four week periods) is primarily attributable to a decrease in the amount of cash used to provide working capital for our partnership.

     Cash used in investing activities was $8.3 million, $12.7 million and $10.5 million in 2000, 1999 and 1998, respectively. Through the twenty-four week periods ended June 15, 2001 and June 16, 2000, cash used in investing activities was $4.0 million and $4.1 million, respectively. Our cash investing activities primarily consisted of contributions to the property improvement fund and capital expenditures for improvements to our inns.

     Cash used in financing activities was $4.6 million, $2.3 million and $4.8 million in 2000, 1999 and 1998, respectively. Cash used in financing activities was $1.6 million and $1.9 million through the twenty-four week periods ended June 15, 2001 and June 16, 2000, respectively. Our financing activities consisted of repayment of the mortgage debt and changes to the restricted cash reserves as required under the terms of the mortgage debt.

LIQUIDITY CONCERNS AND CAPITAL SHORTFALLS

Operating Income in 2001 May be Inadequate to Fund Debt Service.

     Forecasts provided by our current manager indicate that our operating cash flow is likely to be insufficient to cover mortgage debt service during 2001. The current estimated shortfall before any ground rent deferrals is approximately $3 to $4 million for 2001, but due to seasonality, it may fluctuate by quarter. We expect to fund this shortfall from partnership cash (which totals approximately $11.0 million, including approximately $6.0 million held in mortgage lender reserve accounts at June 15, 2001) and, as permitted under the ground lease documents, from deferral of a portion of ground rent expense. Based upon current estimates, the ground rent deferral could provide approximately $1.2 million of additional cash flow in 2001. Ground Rent of $1.1 million was deferred during 2000 and an additional $566,000 was deferred through the second quarter of 2001. Our ground lessors have agreed to cancel our obligation to pay the deferred ground rent for 2000 and 2001 effective on the closing of this offering. Through reserves held by our mortgage lender, partnership cash, deferral of ground rent and property cash flow, we expect to meet our mortgage debt service requirement during 2001.

Shortfall in Funds Available for Capital Expenditures.

     In light of the age of our inns, which range in age from 11 to 14 years, major capital expenditures will be required over the next several years in an effort to remain competitive in the market where we operate and to satisfy brand standards which will be required by our new franchise and management agreements. These capital expenditures include room refurbishments planned for 22 of our inns over the next several years and the replacement of roofs, facades, carpets, wall vinyl and furniture. The capital expenditure needs for our inns for 2001 and 2002 are estimated to total approximately $33 million.

     The cost of future capital expenditures for our inns is estimated to exceed our available funds. Our property improvement fund became insufficient to meet anticipated capital expenditures in 1999 and continued to be insufficient through the second quarter of 2001. To address this shortfall, we deposited an additional $2.4 million into the property improvement fund during 1999 from our partnership cash beyond the required contributions. In addition, the contribution rate to the property improvement fund was increased to 7% of gross sales for 1997 and thereafter. We contributed $2.7 million and $2.9 million through the second quarters of 2001 and 2000, respectively, to the property improvement fund.

     These expenditures will continue to exceed our available funds. Based upon information provided by our current manager, the estimated capital shortfall in funds available for capital improvements is expected to be between $15 million to $20 million. We believe that the shortfall will be covered by the (a) proceeds from the sale of the notes, (b) cash flow savings from the reduction of ground rent described in "Business - "Ground Lease Modifications" and (c) funds drawn from our deposit of 7% of each inn's gross month revenues into a capital expenditure escrow account over the next 18 months described in "Business-New Franchise Agreements." However, there can be no assurance that the shortfall will be covered. If we need additional capital, there are no assurances that we can obtain capital on favorable terms to us, if at all.

     Under the new management agreements, if Sage determines that we have not provided it with sufficient working capital, Sage may terminate its management of those inns which fail to provide the necessary capital.

     Our current manager and future franchisor, Marriott International, has indicated that certain of our inns need capital improvements to satisfy brand standards. Our failure to maintain minimum brand standards under the new franchise agreements would constitute a default under the franchise agreements. If a franchise agreement were terminated, the loss of the Fairfield Inn by Marriott brand name and of the Marriott affiliation and reservation system could negatively impact the affected inn's operating results, our cash flows and the value of the affected inn. There can be no assurance that we would be able to obtain another brand name for such inn. Moreover, termination of a franchise agreement could lead to a default under our mortgage debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not have market risk with respect to interest rates, foreign currency exchanges or other market rate or price risks, and we do not hold any financial instruments for trading purposes. As of September 30, 2001 all of our debt has a fixed interest rate.

INFLATION

     The rate of inflation has been relatively low in the past three years.

SEASONALITY

     Demand, and thus room occupancy, is affected by seasonality. For most of our inns, demand is higher in the spring and summer months (March through October) than during the remainder of the year.

                                    BUSINESS

OVERVIEW

     Our partnership was formed on August 23, 1989 to acquire and operate 50 Fairfield Inn by Marriott inns, which compete in the economy segment of the lodging industry. We lease the land underlying 32 of our inns from Marriott International and some of its affiliates. Our 50 inns are located in 16 states. Our inns are currently managed by Fairfield FMC Corporation, an affiliate of Marriott International. Upon the closing of this offering, our inns will be managed by Sage as part of the Fairfield Inn by Marriott system under new management agreements with Sage and franchise agreements with Marriott International.

GENERAL

NEW MANAGER FOR OUR INNS

     Upon the closing of this offering, our general partner will terminate our existing management agreement and retain Sage, an independent hotel management company, to manage our inns under separate management agreements for each inn. We believe that Sage has the expertise and managerial skills required to address the operating performance and capital improvement issues faced by our inns. Sage is a privately held, nationally recognized hospitality company not affiliated with our current or previous general partner. Sage currently manages 25 Fairfield Inn by Marriott hotels. Including its expertise in the management of the Fairfield Inn by Marriott brand, Sage:

     o   has managed over 225 hotels, many in turn-around situations;

     o   has significant experience as a work-out manager;

     o   manages 41 limited service hotels; and

     o   manages 36 Marriott International franchise hotels.

NEW MANAGEMENT AGREEMENTS

     The following description is a summary of the material provisions of our new management agreements with Sage. It does not restate the management agreements in their entirety.

     The management agreements have a term of five years and provide that the inns will be operated as part of the Fairfield Inn by Marriott franchise system and that Sage will be responsible for the day-to-day operation of the inns. We have the right to terminate a management agreement under certain circumstances, including a change in control of Sage, the sale of all the inns (in which event a termination fee may be payable) or Sage's failure to achieve certain performance levels during the third year of the agreement, unless such failure is due to circumstances beyond Sage's control. Sage may terminate a management agreement under certain circumstances, including our failure to provide sufficient working capital for the operation of an inn.

     Sage will receive a base management fee under the management agreements in the aggregate equal to 3% of our adjusted gross revenue, and an incentive management fee equal to 10% of the excess of earnings before interest, taxes, depreciation and amortization of all our inns during the applicable fiscal year ("EBITDA") over (i) $25,000,000, to be adjusted if an inn is no longer managed by Sage (during the first three years of the management agreements) and (ii) 107.5% of the greater of (x) $25,000,000 and (y) the prior year's EBITDA (during the last two years of the management agreements). The right to continue to manage and operate our inns shall be subordinate to the mortgage. The incentive management fee shall be subordinate in payment to the mortgage debt. The total fees and expenses payable by us under the new franchise agreements and the new management agreements, exclusive of the incentive management fee payable to Sage, will not exceed the amount that is being paid to Marriott International under the current management agreement.

     We are required to provide Sage with working capital sufficient to meet all disbursements and operating expenses necessary to permit the uninterrupted and efficient operation of our inns. Sage may request additional contributions to working capital if any additional funds are necessary to satisfy the needs of our inns as their operations may require from time to time. Each year, Sage will provide us with an annual budget with detailed estimates for each month. Sage will also provide us with monthly financial statements and reports.

     We are also required to establish a reserve account to cover expenditures for capital improvements and replacement of furniture, fixtures and equipment for our inns. Contributions to the account will be made on a monthly basis in an amount equal to the greater of (i) 4% of the month's adjusted gross revenue and
(ii) the amount required by the franchise agreements. If funds are insufficient to meet required monthly contributions to the reserve account, we are required to provide additional funds.

NEW FRANCHISE AGREEMENTS

     Upon the closing of this offering, our general partner will enter into franchise agreements with Marriott International for each inn, which will permit us to continue to use the Fairfield Inn by Marriott brand. The following description is a summary of the material provisions of our new franchise agreements. It does not restate the franchise agreements in their entity.

     Our general partner believes that the new franchise agreements have the most favorable terms currently offered by Marriott International to its franchisees.

     Under the new franchise agreements, we will pay the following fees for each inn:

     o a $10,000 non-refundable application fee per inn to cover Marriott International's application processing expenses;

     o   a royalty fee of 4% of gross room revenue;

     o   a marketing fund contribution of 2.5% of gross room revenue;

     o a reservation system fee equal to 1% of gross room revenue, plus $3.50 for each reservation confirmed and a communications support fee of $379 per month for each inn;

     o a property management system fee of $323 per month for each inn plus an additional $30 per month for each inn to access the Marriott intranet site; and

     o   training and software charges.

     In addition, we are required to deposit 7% of each inn's gross monthly revenues into an escrow account to be applied towards capital improvements. Each new franchise agreement will include a termination fee to Marriott International if the franchise for a particular inn is terminated. To facilitate a potential sale, we will not be required to pay the termination fee on five of eight specified inns if the inns are sold within 18 months of the date of the franchise agreements. Each franchise agreement will have a 10-year term. We will have the option to renew each agreement for two additional five-year periods subject to our successful maintenance of brand standards and compliance with all of the material terms of the agreement. The total fees and expenses payable by us under the new franchise agreements and the new management agreements, exclusive of the incentive management fee payable to Sage, will not exceed the amount that is being paid to Marriott International under the current management agreement.

     Marriott International may terminate the franchise agreements under certain circumstances, including our failure to operate an inn under the Fairfield Inn by Marriott brand, certain transfers of an interest in our partnership and our failure to complete required upgrading and remodeling of the inns.

     As a condition to entering into the franchise agreements, an affiliate of our general partner will guaranty our obligations to pay the termination fees that may come due under the agreements up to a maximum of $25 million, and up to a maximum of $10 million on our other obligations under the agreements.

GROUND LEASE MODIFICATIONS

     The ground lessors for the land on which 32 inns are located have agreed to modify our existing ground leases effective upon the closing of this offering to:

     o reduce the annual ground rent for the 32 inns to $100,000 per year for 3 years, subject to a cumulative increase of up to an additional $800,000 per year, to the extent we have sufficient cash flow after the payment of our mortgage debt service, and thereafter to $3 million per year;

     o cancel our obligations to pay all deferred ground rent accrued in 2000 and 2001, which is currently estimated to be $2.3 million;

     o grant us an option, exercisable at any time after ten years, to purchase the land underlying any or all of the 32 inns at an aggregate purchase price of $43 million, less the aggregate amount, as of the time the option is exercised, of all quarterly option payments of $187,500 that we will be required to make from and after December 1, 2005 in order to keep the option in effect; provided, however, that prior to December 31, 2051, the option may be exercised only in connection with the sale of an inn;

     o grant us the right to assign at any time the foregoing option to purchase the land underlying any of the inns to a successor tenant under the applicable ground lease; and

     o grant us the option to purchase during the next 18 months, the land underlying five of six specified inns in connection with the sale of such inns for the allocable portion of the $43 million purchase price referred to above, reduced by an allocable portion of the option payments made through the date of the purchase.

     Under the ground leases, we pay all costs, expenses, taxes and assessments relating to our inns and the underlying land, including real estate taxes. Each ground lease provides that we have a first right of refusal if the ground lessor decides to sell the leased premises. Upon expiration or termination of a ground lease, title to the applicable inn and all improvements revert to the ground lessor. Even with the favorable terms on the ground lease modifications, there can be no assurances that such changes will be sufficient to improve our financial condition and reduce our operating costs.

POSSIBLE SALE OF CERTAIN INNS

     Our general partner has identified eight inns for potential sale and may attempt to sell such inns, subject to the approval of our mortgage lender. We do not believe that funding the anticipated capital improvements to these inns will improve their performance sufficiently to justify such investment.

     Our current mortgage debt permits sales of inns only if U.S. government securities in specified amounts are substituted as collateral for the benefit of the mortgage lender. Upon the closing of this offering, we will obtain a waiver of this provision in order to allow proceeds from the sale of certain inns to be applied to reduce the outstanding balance on the mortgage loans, which will reduce debt service commensurately. However, the proceeds of sales may not be sufficient to satisfy required prepayment minimums. In that event, we may supplement sale proceeds with proceeds from this offering in order to satisfy the required prepayment minimums. In addition, we cannot assure you that we will be able to find a buyer for the inns or sell such inns on terms and conditions favorable to us.

     In connection with the new franchise agreements, Marriott International will allow us to sell up to five of eight inns without paying a termination fee, if the sales occur within 18 months of the date of the new franchise agreements.

MORTGAGE DEBT

     As of June 15, 2001, we had $151.3 million of mortgage debt. The mortgage debt is non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring on January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, and all excess cash flow is applied toward principal amortization. The mortgage debt is secured by first mortgages on all of our inns, the land on which they are located or an assignment of our interest under the ground leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

     Our mortgage lender, Nomura Asset Capital Corporation, securitized the loan through the issuance and sale of commercial mortgage backed securities ("CMBS") backed by mortgages on a total of 71 properties. Our inns represent 50 of the 71 properties and approximately 33% of the principal amount of the certificates. As a result of our decline in operating performance, Fitch IBCA, a major credit rating agency, downgraded the two lowest classes of the CMBS on September 2, 1999. On May 23, 2000, Fitch IBCA once again downgraded the two lowest classes of the CMBS due to our continued decline in operating performance. The downgrade of these securities has no effect on the current terms of our mortgage debt, although it would impair our ability to obtain new funding from other sources.

     In November 2000, Pacific Mutual Life Insurance Company ("PacLife"), engaged to service our mortgage loan on behalf of the securities holders, notified our general partner that it had declared the loan a "specially serviced mortgage loan" to be managed by a special servicer, Clarion Partners LLC.

COMPETITION

     The United States lodging industry is segmented into full service and limited service properties. Our inns are included within the limited service segment and directly compete in the sub-segment of mid-scale properties without food and beverage facilities. This segment is highly competitive and includes many name brands including Comfort Inn and Suites, Holiday Inn Express, Hampton Inn and Suites, La Quinta Inn and Suites, Sleep Inn, Country Inn and Suites, Candlewood Hotels and Wingate Inns. Competition is based primarily on the level of service, quality of accommodations, convenience of locations and room rates. Full service hotels generally offer restaurant and lounge facilities and meeting space, as well as a wide range of services and amenities. Hotels within our competitive set generally offer basic guestroom accommodations with limited or no services and amenities.

     Based on data by Smith Travel Research, supply in this sub-segment increased significantly in the late 1990's, growing at rates in excess of 11% annually. This supply increase exceeded demand growth for each year during the period from 1995 through 1999 by as much as 3%. Additionally, the supply growth rate is projected to continue to grow at 5-6% annually for the next three years, which will increase the competitive pressure on our inns. These new products frequently reflect updated designs and features, which increases the need to make capital expenditures at our inns in order for them to compete effectively. In addition to competing brands, customers compare our inns to other Fairfield Inn by Marriott properties. The Fairfield Inn by Marriott brand currently consists of 450 hotels, of which we own 50, within the United States, and continues to grow, with 50 hotel openings and construction of an additional 35 inns expected to commence in 2001, according to our current manager. Our inns, which range in age from 11 to 14 years, struggle to compete with newer Fairfield Inn by Marriott properties, which benefit from design enhancements and a more contemporary feel, as well as other limited service properties in the marketplaces where we operate.

     The inclusion of our inns within the nationwide Fairfield Inn by Marriott system provides advantages of name recognition, centralized reservations and advertising, system-wide marketing and promotion, centralized purchasing and training and support services. As economy hotels, our inns compete with limited service hotels in their respective markets by providing streamlined services and amenities at prices that are significantly lower than those available at full service hotels.

EMPLOYEES

     We have no employees; however, our general partner provides the services of some of its employees, including its executive officers, to perform administrative and other services for us. We and our general partner anticipate that each executive officer of our general partner will generally devote a sufficient portion of his or her time to our business; however, each such executive officer also will devote a significant portion of his or her time to the business of our general partner and its other affiliates. We reimburse our general partner for the cost of providing such services.

FACILITIES

     Our general partner's offices are located in Boston, Massachusetts.

PROPERTIES

     The following table presents the location and number of rooms for each of our inns.

                                                                 Number of
          Location                                                 Rooms
          --------                                               ---------

Alabama
     Birmingham--HomeWood (1).......................................132
     Montgomery (2).................................................133

California
     Los Angeles--Buena Park (1)....................................135
     Los Angeles--Placentia.........................................135

Florida
     Gainesville (1)................................................135
     Miami--West (1)................................................135
     Orlando--International Drive (1)...............................135
     Orlando--South (1)(2)..........................................132

Georgia
     Atlanta--Airport (1)...........................................132
     Atlanta--Gwinnett Mall.........................................135
     Atlanta--Northlake (1).........................................133
     Atlanta--Northwest (1).........................................130
     Atlanta--Peachtree Corners.....................................135
     Atlanta--Southlake (2).........................................134
     Savannah (1)...................................................135

Iowa
     Des Moines--West (1)...........................................135

Illinois
     Bloomington--Normal (1)........................................128
     Chicago--Lansing (1)(2)........................................135
     Peoria.........................................................135
     Rockford.......................................................135

Indiana
     Indianapolis--Castleton (1)....................................132
     Indianapolis--College Park.....................................132

Kansas
     Kansas City--Merriman..........................................135
     Kansas City--Overland Park.....................................134

Michigan
     Detroit--Airport (1)...........................................133
     Detroit--Auburn Hills (1)......................................134
     Detroit--Madison Heights (1)...................................134
     Detroit--Warren (1)............................................132
     Detroit--West (Canton) (1).....................................133
     Kalamazoo (1)..................................................133

Missouri
     St. Louis--Hazelwood...........................................135
--------------------------------------------------------------------------------

North Carolina
     Charlotte--Airport (1)(2)......................................135
     Charlotte--Northeast (1)(2)....................................133
     Durham (1).....................................................135
     Fayetteville (1)...............................................135
     Greensboro (1).................................................135
     Raleigh--Northeast (1)(2)......................................132
     Wilmington.....................................................134

Ohio
     Cleveland--Airport.............................................135
     Columbus--North (1)(2).........................................135
     Dayton--North (1)..............................................135
     Toledo--Holland................................................134

South Carolina
     Florence.......................................................135
     Greenville.....................................................132
     Hilton Head (1)................................................120

Tennessee
     Johnson City (1)...............................................132

Virginia
     Hampton........................................................134
     Virginia Beach (1).............................................134

Wisconsin
     Madison (1)....................................................135
     Milwaukee--Brookfield..........................................135
                                                                 -------
          Total                                                   6,676
                                                                 =======

------------------------------------------

(1) The land on which the inn is located on is leased by us from Marriott International and its affiliates under a long-term lease agreement. Our partnership has an option to purchase the land. See "Business - Ground Lease Modifications."

(2) Identified by our general partner for potential sale. See: "Business - Possible Sale of Certain Inns."

LEGAL PROCEEDINGS

     We are also involved in routine litigation and administrative proceedings arising in the ordinary course of business, which are expected to be covered by liability insurance and which we do not believe in the aggregate will have a material adverse effect on our partnership.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     AP-Fairfield GP, LLC, our general partner, manages our operations. We have no directors, officers or employees. Our business policy making functions are carried out through the executive officers of our general partner, who are listed below:

Name                             Age           Position
----                             ---           --------
Michael L. Ashner                49            Chief Executive Officer
Peter Braverman                  49            Executive Vice President
Carolyn Tiffany                  35            Vice President and Treasurer
Lara Sweeney                     29            Vice President and Secretary


DIRECTORS AND EXECUTIVE OFFICERS

     Michael L. Ashner. Mr. Ashner serves as the Chief Executive Officer of Winthrop Financial Associates and its affiliates, a position he has held since January 15, 1996, as well as the Chief Executive Officer of the Newkirk Group. From June 1994 until January 1996, Mr. Ashner was a Director, President and Co-chairman of National Property Investors, Inc., a real estate investment company. Mr. Ashner was also a Director and executive officer of NPI Property Management Corporation from April 1984 until January 1996. Since 1981 Mr. Ashner has been Chairman of Exeter Capital Corporation, a firm that has organized and administered real estate limited partnerships. He has also served since February 2001 as Chief Executive Officer of GFB-DAS Manager Corp., the general partner of various entities that own and operate 28 senior assisted living facilities. Mr. Ashner also currently serves on the Board of Directors of the following publicly traded companies: Nexthealth Corp., a provider of alternative health care services, Greater Bay Hotel and Casino Inc., a hotel and casino operator, Burnham Pacific Properties, Inc., a real estate investment trust, and NBTY Inc., a manufacturer, marketer and retailer of nutritional supplements.

     Peter Braverman. Mr. Braverman has served as the Executive Vice President of Winthrop Financial Associates and its affiliates since January 1996. Mr. Braverman also serves as the Executive Vice President of the Newkirk Group. He has also been an Executive Vice President of GFB-DAS Manager Corp. since February 2001. From June 1995 until January 1996, Mr. Braverman was a Vice President of National Property Investors, Inc. and NPI Property Management Corporation. From June 1991 until March 1994, Mr. Braverman was President of the Braverman Group, a firm specializing in management consulting for the real estate and construction industries.

     Carolyn Tiffany. Ms. Tiffany has been with Winthrop Financial Associates since January 1993. From 1993 to September 1995, Ms. Tiffany was a Senior Analyst and Associate in

Winthrop Financial Associates' accounting and asset management departments. Ms. Tiffany was a Vice President in the asset management and investor relations departments of Winthrop Financial Associates from October 1995 to December 1997, at which time she became the Chief Operating Officer of Winthrop Financial Associates. In addition, Ms. Tiffany is the Chief Operating Officer of The Newkirk Group. She has also been Chief Operating Officer of GFB-DAS Manager Corp. since February 2001.

     Lara Sweeney. Ms. Sweeney has been a Senior Vice President of Winthrop Financial Associates since 1996. She has also been an Executive Vice President of GFB-DAS Manager Corp. since February 2001. She is also a Senior Vice President of the Newkirk Group. Ms. Sweeney was Director of Investor Relations for National Property Investors, Inc. from 1994 until 1996.

     Our general partner is required to devote to us such time as may be necessary for the proper performance of its duties, but the executive officers of our general partner are not required to devote their full time to our matters.

SECURITIES OWNED BY MANAGEMENT

     No units are owned by the executive officers of our general partner.

INDEMNIFICATION

     Except as specifically provided in the Delaware Revised Uniform Limited Partnership Act, our general partner is liable for our obligations in the same manner as a partner would be liable in a partnership without limited partners, to persons other than the partnership and the other partners. Generally speaking, any general partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of our general partner may be reached by our creditors to satisfy our obligations or other liabilities, other than non-recourse liabilities, to the extent our assets are insufficient to satisfy such obligations or other liabilities.

     Our partnership agreement also provides that our general partner will be indemnified out of partnership assets against any loss, liability or expense arising out of any act or omission so long as our general partner has satisfied the specific requirements of our partnership agreement. We, however, may indemnify our general partner for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. Our partnership agreement provides that any indemnification obligation shall be paid solely out of our assets.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our partners and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid in the successful defense of any action, suit or other proceeding) is asserted against us by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                             PRINCIPAL EQUITYHOLDERS

     The following table sets forth each person that, to our knowledge, beneficially owned more than 5% of the total number of the units as of September 30, 2001.



 Name and Address of
  Beneficial Owner               Number of Units       Percent of Total Units
  ----------------               ---------------       ----------------------
AP-Fairfield LP, LLC                  18,379                   22.05%
7 Bulfinch Place
Boston, MA  02114



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     An affiliate of our general partner will purchase notes not subscribed for by our limited partners in this offering. As a result, certain decisions concerning the operations or financial structure of our partnership may present conflicts of interest between our general partner and our limited partners other than in their capacity as participants in this offering. In addition, an affiliate of our general partner has agreed to guaranty up to $25 million of certain partnership obligations under the new franchise agreements.

                             DESCRIPTION OF OFFERING

PURPOSE OF THIS OFFERING

     This offering is intended to provide us with capital to make necessary capital improvements to our inns and to provide working capital. This offering is part of the restructuring plan described previously intended to improve our declining operations. However, there can be no assurance that this offering or the restructuring plan will improve our financial condition or operating results. Also, it is unlikely that those limited partners who do not participate in this offering will receive any additional cash distributions, other than the cash distribution contemplated by this offering, if our operations and operating results do not significantly improve.

DISTRIBUTION OF SUBSCRIPTION RIGHTS

     We will distribute to each limited partner as of September 30, 2001, at no cost, a non-transferable right to subscribe to notes in the principal amount of $275 for each unit owned. You may purchase less than the full amount of notes to which you are entitled but you will not be entitled to subscribe for notes not purchased by other limited partners.

SUBSCRIPTION COMMITMENT

     An affiliate of our general partner has agreed to subscribe for all of the notes that our limited partners do not subscribe to in this offering. No fee or other compensation shall be paid to such affiliate for this agreement.

EXPIRATION OF THE OFFERING

     You may subscribe at any time before 5:00 p.m., New York City time, on November 20, 2001. We will not honor your subscription if we receive the documents after such time, regardless of when you transmitted the documents. Delivery by facsimile will not constitute valid delivery.

SUBSCRIPTION

     You may subscribe by delivering to us prior to the expiration date your properly completed and executed subscription form and your subscription payment. Notes subscribed for will be mailed to you as soon as practicable after the closing of this offering and will be registered in the name of the holder of the units. We will place all proceeds of this offering into an escrow account until such funds are distributed to us upon the closing of this offering.

METHOD OF PAYMENT

     Payment of the subscription price must be paid in U.S. dollars, for the full principal amount of the notes you are purchasing (less the amount of your cash distribution applied to the subscription price) by a bank certified or cashier's check made payable to "Fairfield Inn by Marriott Partnership."

AMENDMENTS AND WAIVERS

     We reserve the right to amend the terms and conditions of this offering, whether the amended terms are more or less favorable to you. We will decide all questions as to the validity, form and eligibility (including times of receipt and compliance with other procedural matters) in our sole discretion, and our determination shall be final and binding. We reserve the right to reject any subscription if such subscription is not in accordance with the terms of this offering.

TERMINATION OF THE OFFERING

     The general partner intends to use reasonable efforts to negotiate the new management agreement, franchise agreement and ground lease modification agreement to incorporate the terms described above and such other terms which may be satisfactory to it so as to implement this offering. The general partner may not be successful in these negotiations. Furthermore, other factors affecting economic conditions, including the destruction of the World Trade Center on September 11, 2001, may prevent the implementation of these agreements and this offering. In such event, we may terminate this Offering and return to the limited partners the payments sent by them to us to subscribe for the notes.

OTHER MATTERS

     We are not making this offering in any state or other jurisdiction in which it is unlawful to do so, nor are we selling or accepting any offers to purchase notes from holders who are residents of those states or other jurisdictions. We may delay the commencement of this offering in those states or other jurisdictions, or change the terms of this offering, in order to comply with the securities law requirements of those states or other jurisdictions. We may decline to make modifications to the terms of this offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or other jurisdictions, you will not be eligible to participate in this offering.

     All communications, including the delivery of the subscription form and payment of the subscription price, should be addressed as follows:

                  Fairfield Inn by Marriott Limited Partnership
                                7 Bulfinch Place
                                    Suite 500
                                Boston, MA 02114

     Your delivery to an address other than the address set forth above will not constitute valid delivery.

                              DESCRIPTION OF NOTES

DESCRIPTION OF NOTES

     We will issue the notes under a document called the "Indenture." The Indenture is a contract between us and LaSalle Bank National Association as trustee. The Indenture and the notes are governed by Delaware law. Because this section is a summary, it does not describe every aspect of the notes and the Indenture. We urge you to read the Indenture in its entirety as it, not this description, defines your rights. Wherever we refer to particular defined terms, such terms are defined in the Indenture.

GENERAL

     The notes will be general, unsecured obligations of our partnership. The notes will be limited to $23,000,000 aggregate principal amount.

     The principal amount of the notes shall be due on the maturity date; provided, however that our partnership shall be required to prepay the principal amount, pro rata, from funds otherwise distributable to the partners under our partnership agreement. The initial interest rate will be 16.5% per annum. Such rate shall increase by 1% per annum on each January 1, commencing on January 1, 2003, if the notes are outstanding on each such date. Interest on the notes is payable on the first day of each month commencing on January 1, 2002. If an interest payment is not made when due as a result of the subordination agreement, the interest shall accrue, be compounded monthly and shall be due on the next interest payment date, subject to further deferral as a result of the subordination agreement.

     Upon payment in full of the principal amount of the notes and accrued and unpaid interest thereon, the notes provide for an additional payment to be made to each holder of notes of his pro rata share of an amount equal to the product of (a) the greater of (i) $23,000,000 and (ii) the principal and accrued and unpaid interest outstanding at the time of such payment and (b) the difference between (i) the interest rate on the notes when they are paid in full and (ii) the lesser of 30 day LIBOR and the 5 year United States treasury rate on the date of payment in full, multiplied by the years or portion thereof that the principal amount has been outstanding.

FORM AND TRANSFER

     The notes will be issued in registered form and will be transferable upon the conditions set forth in the Indenture.

SUBORDINATION

     The notes are subordinated to our mortgage debt. See "Risk Factors - Risks of the Offering."

PAYMENT

     Payment of principal and interest on each note will be made to the order of the person in whose name the note is registered at the close of business on a record date immediately preceding the relevant payment date.

     We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     We have initially appointed the trustee as paying agent. We may terminate the appointment of any paying agent and appoint additional or other paying agents. Notice of any termination or appointment of any paying agent will be given in accordance with "Notices" below.

     All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, or interest on, any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

MERGERS AND SALES OF ASSETS BY THE PARTNERSHIP

     We may not consolidate with or merge into any person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

     o the person formed by such consolidation or into or with which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state within the United States or the District of Columbia and, if we are not the surviving person, the surviving person assumes the payment of the principal of, and interest on, the notes and the performance of our other covenants under the Indenture; and

     o immediately after giving effect to the transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture:

     o we fail to pay the outstanding principal of any note on the maturity date;

     o we fail to pay any accrued interest on any note when cash is available for such payment, the payment is permitted by the subordination agreement and the failure continues for 30 days;

     o we fail to pay accrued and unpaid interest on any note on the maturity date; and

     o   events of bankruptcy, insolvency or reorganization with respect to us.

     Subject to the provisions of the Indenture relating to the duties of the trustee in case an Event of Default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holder of notes, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any right or power conferred on the trustee.

     If an Event of Default other than an Event of Default arising from events of insolvency, bankruptcy or reorganization with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may, subject to the subordination agreement, accelerate the maturity of all notes. If an Event of Default arising from events of insolvency, bankruptcy or reorganization occurs, then, subject to the subordination agreement, the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any act on the part of the holders of the notes or the trustee.

     You will not have any right to institute any proceeding for any remedy under the Indenture, unless you give the trustee written notice of a continuing Event of Default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes direction inconsistent with the written request, and shall have failed to institute the proceeding within 60 days. However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, or interest, on your note on or after the respective payment dates expressed in your note.

SECURITY

     If the notes are not paid in full on or before the maturity date, our partnership shall at the request of the holders of a majority in outstanding principal amount of the notes, grant to the holders of all of the notes, a security interest in all of our inns, account receivables, cash accounts and certain other assets of our partnership. Such security interest shall be subordinate to our current mortgage debt outstanding at the time.

MEETINGS, MODIFICATION AND WAIVER

     The Indenture contains provision for convening meetings of the holders of notes to consider matters affecting their interests.

     Certain limited amendments of the Indenture may be made without obtaining the consent of the holders of the notes. Other amendments of the Indenture, including, without limitation, to extend the maturity date of the notes at our request, may be made either (i) with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes or (ii) by the adoption of a resolution, at a meeting of holders of the outstanding notes, by the holders of at least a majority in aggregate principal amount of the notes represented at such meeting.

     However, an amendment requires the consent of the holders of each outstanding note affected if it would:

     o   reduce the principal amount of, or interest on, any note;

     o   change the place or currency of payment on a note;

     o impair the right to institute suit for the enforcement of any payment on any note;

     o modify the subordination provisions in a manner that is adverse to the holders of the notes;

     o reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the Indenture; or

     o reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

NOTICES

     Notice to holders of the notes will be given by mail to the addresses as they appear in the note register. Notices will be deemed to have been given on the date of mailing.

REPLACEMENT OF NOTES

     We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated note or evidence of the destruction, theft or loss satisfactory to us and the trustee. In the case of a destroyed, stolen or lost note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

THE TRUSTEE

     If an Event of Default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless they shall have offered to the trustee reasonable security or indemnity for its expenses in exercising the rights and powers.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to "U.S. Holders" (as defined below) who purchase notes. This discussion is based upon the Internal Revenue Code of 1986 (the "Code"), Treasury Regulations, Internal Revenue Service (the "IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of legal counsel with respect to the U.S. federal income tax consequences of acquiring or holding notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of his circumstances (for example, persons subject to the alternative minimum tax provisions of the Code), and does not address any of the federal income tax aspects that are specifically applicable to certain categories of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, insurance companies, tax-exempt organizations, and persons holding the notes as part of a hedging or conversion transaction or straddle, or persons deemed to sell the notes under the constructive sale provisions of the Code. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, this discussion is limited to U.S. Holders who purchase notes pursuant to this offering, and who will hold the notes as "capital assets" within the meaning of
Section 1221 of the Code.

     All limited partners are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes in their particular situations.

     As used herein, the term "U.S. Holder" means a limited partner who or which is generally subject to U.S. federal income tax, who subscribes for notes.

ACCRUAL OF INTEREST

     The federal income tax consequences of the notes to U.S. Holders, as well as to our partnership, depend in large part on whether the notes are treated as indebtedness (and not as an equity interest in our partnership) for tax purposes. No legal opinion or IRS ruling has been obtained concerning this issue. Our general partner believes that the notes should be treated as indebtedness for federal income tax purposes, but this result cannot be assured. Our general partner's determination has been made based on numerous factors and ultimately rests on a factual determination that our partnership has retained the burdens and benefits of ownership of the inns.

     If the notes are treated as debt for federal income tax purposes, interest on the notes generally must be included in a U.S. Holder's gross income as ordinary income at the time interest accrues in accordance with the terms of the notes and applicable federal income tax rules, even if such interest is not paid currently. (Subsequent payments of previously accrued interest will not be taxable to U.S. Holders.) The amount required to be accrued as interest income on the notes each year will be based on a schedule, to be prepared by our general partner, of the payments projected to be made by our partnership on the notes for each year of their term, but the amount required to be accrued in each year cannot be less than the minimum stated interest rate (e.g., 16.5% for the first year). The terms of the notes will permit our partnership to defer paying interest on the notes under various circumstances, and the projected payment schedule prepared by our general partner is not binding on the IRS. Consequently, it is possible that a U.S. Holder's interest income from the notes, and his income tax liability with respect thereto, may exceed the cash payments made to the U.S. Holder in one or more year(s), although such holder's allocable share of our partnership's taxable income will be reduced by his allocable share of our partnership's deductions for interest accruing on the notes.

     The tax consequences to a U.S. Holder of purchasing notes will be determined separately from the holder's tax consequences from our partnership. Thus, a U.S. Holder will be required to report interest as accrued on the notes irrespective of whether our partnership reports taxable income or loss for the same year. Under the exception to the passive activity loss rules provided for "self-charged" interest (see Proposed Treasury Regulation (Section)1.469-7), a U.S. Holder's interest income from the notes generally should be treated as passive activity income, which could be offset by the holder's unused passive activity losses from our partnership or other passive activities.

EFFECTS OF NOT SUBSCRIBING

     If the notes are treated as indebtedness of our partnership for tax purposes, then it is possible that deductions for depreciation (up to a maximum aggregate amount equal to the principal balance of the notes) and accrued and unpaid interest that would otherwise have been allocated to all the limited partners of our partnership might have to be allocated solely to limited partners who subscribe for notes, resulting in an increase in the amount of taxable income allocated to limited partners who do not subscribe for notes. Should that occur, limited partners who are U.S. Holders will be allocated additional income and gain by our partnership as the notes are repaid that will offset the additional depreciation and interest deductions allocated to them in previous years, and, to that extent, the taxable income allocated to limited partners who are not U.S. Holders will decrease at the time.

     If the notes are not respected as indebtedness, then limited partners who do not subscribe for notes may suffer adverse tax consequences in the current year. The nature and extent of any such adverse tax consequences could vary to some extent depending on the particular circumstances of each limited partner who does not subscribe for notes, and could result in an out-of-pocket income tax liability for such limited partner.

SALE, EXCHANGE OR RETIREMENT OF THE NOTES

     A U.S. Holder generally will recognize income or loss upon the sale, exchange, retirement or other disposition (collectively, a "disposition") of the notes, measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received, and (ii) such U.S. Holder's adjusted tax basis in the notes. A U.S. Holder's adjusted tax basis in the notes will be the purchase price, increased by the amount of interest accrued on the notes and reduced by cash payments made on the notes. Income recognized on a disposition of the notes generally will be treated as interest income for tax purposes, while loss recognized on the disposition of the notes will be an ordinary loss up to the amount of accrued and unpaid interest previously included in the U.S. Holder's income, and the balance will be a capital loss.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A U.S. Holder may be subject to "backup withholding" at a rate of 30.5% with respect to certain "reportable payments," including interest payments and, under certain circumstances, principal payments on the notes. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number or who is otherwise exempt from backup withholding, such as a corporation. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification).

     We will report to U.S. Holders and to the IRS, the amount of any "reportable payment" for each calendar year and the amount of tax withheld, if any, with respect to such payment.

FUTURE LEGISLATION

     Legislation may be enacted or interpretive Treasury Regulations may be issued in the future that could be retroactive with respect to transactions entered into prior to the effective date thereof or that could generally affect U.S. Holders or the notes. Hence, there can be no assurance that future legislation will not affect, perhaps adversely, the tax treatment of a U.S. Holder's income, gains, losses and expenses relating to the notes.

STATE AND LOCAL TAXES

     In addition to federal income tax, U.S. Holders may be subject to state and local taxes on their taxable income from the notes. Limited partners should consult with their own professional tax advisors concerning the state and local tax consequences to them of purchasing the notes.

                                      * * *

     The foregoing summary is not intended as a substitute for professional tax advice, and does not discuss any state or local tax aspects of this investment, nor does it discuss certain federal income tax aspects of this investment. Accordingly, limited partners must consult with and rely upon the advice of their own tax advisors with respect to the tax consequences to them of this investment.

                                  LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for us by Rosenman & Colin LLP.

                                     EXPERTS

     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). We have filed with the SEC a registration statement on Form S-1, together with exhibits thereto, relating to the notes offered hereby. This prospectus, which constitutes a part of the registration statement, omits certain of the information set forth in the registration statement. For further information about our partnership, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement and exhibits, and any other filing we made, may be inspected and copied at the public reference section at the SEC's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the SEC maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants (including the partnership) that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                    Page

Report of Independent Public Accountants.....................................................       F-2

Balance Sheets as of December 31, 2000 and 1999..............................................       F-3

Statements of Operations for the fiscal years ended December 31, 2000,                              F-4
1999 and 1998................................................................................

Statements of Changes in Partners' Capital (Deficit) for the fiscal years ended                     F-5
December 31, 2000, 1999 and 1998.............................................................

Statements of Cash Flows for the fiscal years ended December 31, 2000,                              F-6
1999 and 1998................................................................................

Notes to Financial Statements................................................................       F-7

Condensed Balance Sheets as of June 15, 2001 and December 31, 2000 (Unaudited)................     F-16

Condensed Statements of Operations for the twelve and twenty-four weeks ended June 15, 2001        F-17
and June 16, 2000 (Unaudited).................................................................

Condensed Statements of Cash Flows for the twenty-four weeks ended June 15, 2001 and June 16,      F-18
2000 (Unaudited).............................................................................

Notes to Condensed Financial Statements (Unaudited)..........................................      F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP:

     We have audited the accompanying balance sheets of Fairfield Inn by Marriott Limited Partnership (a Delaware limited partnership) as of December 31, 2000 and 1999, and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Inn by Marriott Limited Partnership as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                    ARTHUR ANDERSEN LLP

Vienna, Virginia
April 5, 2001 (except with
respect to the matter discussed
in Note 9, as to which the date
is September 20, 2001)

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999
                                 (IN THOUSANDS)


                                                                    2000         1999
                                                                  --------     --------
                            ASSETS
Property and equipment, net...................................    $122,013     $136,937
Deferred financing costs, net of accumulated amortization.....       2,937        3,424
Due from Marriott International, Inc. and affiliates..........       1,215        1,285
Property improvement fund.....................................       5,489        3,886
Restricted cash   ............................................       7,726        7,981
Cash and cash equivalents.....................................       7,702       10,061
                                                                  --------     --------
               Total assets...................................    $147,082     $163,574
                                                                  ========     ========

               LIABILITIES AND PARTNERS' DEFICIT
LIABILITIES
     Mortgage debt............................................    $153,569     $157,897
     Due to Marriott International, Inc. and affiliates.......       3,931       24,529
     Accounts payable and accrued liabilities.................       2,911        3,186
                                                                  --------     --------
               Total liabilities..............................     160,411      185,612
                                                                  --------     --------
PARTNERS' DEFICIT
     General Partner
          Capital contribution................................         813          813
          Capital distributions...............................        (517)        (517)
          Cumulative net losses...............................        (379)        (466)
                                                                  --------     --------
                                                                       (83)        (170)
                                                                  --------     --------
     Limited Partners
          Capital contributions...............................      75,479       75,479
          Capital distributions...............................     (51,270)     (51,270)
          Cumulative net losses...............................     (37,455)     (46,077)
                                                                  --------     --------
                                                                   (13,246)     (21,868)
                                                                  --------     --------
               Total partners' deficit........................     (13,329)     (22,038)
                                                                  --------     --------
                                                                  $147,082     $163,574
                                                                  ========     ========

   The accompanying notes are an integral part of these financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
               FISCAL YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                (IN THOUSANDS, EXCEPT UNIT AND PER UNIT AMOUNTS)

                                                                                      2000       1999         1998
                                                                                    -------     -------     --------
REVENUES
     Rooms   ..................................................................     $89,308     $90,653     $ 91,546
     Other   ..................................................................       2,170       2,431        2,824
                                                                                    -------     -------     --------
          Total revenues.......................................................      91,478      93,084       94,370
                                                                                    -------     -------     --------

OPERATING EXPENSES
     Rooms ....................................................................      27,894      28,481       27,191
     Other department costs and expenses.......................................       1,670       1,597        1,604
     Selling, administrative and other.........................................      27,701      26,907       25,851
     Depreciation..............................................................      13,463      14,413       14,990
     Property taxes............................................................       3,886       3,749        3,702
     Fairfield Inn system fee..................................................       2,744       2,792        2,831
     Incentive management fee..................................................       2,849       2,775        3,640
     Ground rent...............................................................       2,964       2,742        2,646
     Base management fee.......................................................       1,830       1,862        1,887
     Insurance and other.......................................................       1,198       1,038        1,053
     Loss on impairment of long-lived assets (Note 2)..........................       8,127       2,843        9,497
                                                                                    -------     -------     --------
          Total operating expenses.............................................      94,326      89,199       94,892
                                                                                    -------     -------     --------
OPERATING PROFIT (LOSS)........................................................      (2,848)      3,885         (522)
     Interest expense..........................................................     (13,238)    (13,528)     (13,792)
     Interest income...........................................................       1,312       1,091        1,315
                                                                                    -------     -------     --------

LOSS BEFORE EXTRAORDINARY ITEM.................................................     (14,774)     (8,552)     (12,999)
EXTRAORDINARY ITEM
     Gain on the forgiveness of incentive management fees......................      23,483          --           --
                                                                                    -------     -------     --------

NET INCOME (LOSS)..............................................................     $ 8,709     $(8,552)    $(12,999)
                                                                                    =======     =======     ========
ALLOCATION OF NET INCOME (LOSS)
     General Partner...........................................................     $    87     $   (86)    $   (130)
     Limited Partners..........................................................       8,622      (8,466)     (12,869)
                                                                                    -------     -------     --------
                                                                                    $ 8,709     $(8,552)    $(12,999)
                                                                                    =======     =======     ========
NET INCOME (LOSS) PER LIMITED PARTNER UNIT (83,337 UNITS)......................     $   103     $  (102)    $   (154)
                                                                                    =======     =======     ========

   The accompanying notes are an integral part of these financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
               FISCAL YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)


                                          GENERAL     LIMITED
                                          PARTNER     PARTNERS     TOTAL
                                          --------    --------    --------
Balance, December 31, 1997 ............   $     46    $   (533)   $   (487)
     Net loss .........................       (130)    (12,869)    (12,999)
                                          --------    --------    --------
Balance, December 31, 1998 ............        (84)    (13,402)    (13,486)
     Net loss .........................        (86)     (8,466)     (8,552)
                                          --------    --------    --------
Balance, December 31, 1999 ............       (170)    (21,868)    (22,038)
     Net income .......................         87       8,622       8,709
                                          --------    --------    --------
Balance, December 31, 2000 ............   $    (83)   $(13,246)   $(13,329)
                                          ========    ========    ========




   The accompanying notes are an integral part of these financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
               FISCAL YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                                      2000        1999        1998
                                                                                    --------    --------    --------
OPERATING ACTIVITIES
     Net income (loss) ..........................................................   $  8,709    $ (8,552)   $(12,999)
     Extraordinary gain on the forgiveness of incentive management fees .........    (23,483)       --          --
     Depreciation ...............................................................     13,463      14,413      14,990
     Deferral of incentive management fee .......................................      2,849       2,775       3,640
     Amortization of deferred financing costs as interest expense ...............        487         486         486
     Amortization of mortgage debt premium ......................................       (350)       (350)       (350)
     Loss on disposition of equipment ...........................................         16          28        --
     Loss on impairment of long-lived assets ....................................      8,127       2,843       9,497
     Changes in operating accounts:
          Due to/from Marriott International, Inc. and affiliates ...............        106         823       1,083
          Accounts payable and accrued liabilities ..............................       (335)        776         910
          Change in restricted reserves .........................................        913       3,119        (734)
                                                                                    --------    --------    --------
               Cash provided by operations ......................................     10,502      16,361      16,523
                                                                                    --------    --------    --------
INVESTING ACTIVITIES
     Additions to property and equipment ........................................     (6,682)     (8,973)    (14,438)
     Change in property improvement fund ........................................     (1,603)     (3,678)      3,907
                                                                                    --------    --------    --------
               Cash used in investing activities ................................     (8,285)    (12,651)    (10,531)
                                                                                    --------    --------    --------
FINANCING ACTIVITIES
     Repayment of mortgage debt .................................................     (3,978)     (3,689)     (3,390)
     Change in restricted reserves ..............................................       (598)      1,386      (1,387)
                                                                                    --------    --------    --------
               Cash used in financing activities ................................     (4,576)     (2,303)     (4,777)
                                                                                    --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS ................................     (2,359)      1,407       1,215
CASH AND CASH EQUIVALENTS at beginning of year ..................................     10,061       8,654       7,439
                                                                                    --------    --------    --------
CASH AND CASH EQUIVALENTS at end of year ........................................   $  7,702    $ 10,061    $  8,654
                                                                                    ========    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for mortgage interest ............................................   $ 13,121    $ 13,409    $ 13,710
                                                                                    ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

NOTE 1.   THE PARTNERSHIP

Description of the Partnership

     Fairfield Inn by Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on August 23, 1989, to operate 50 Fairfield Inn by Marriott properties (the "Inns") located in sixteen states. The Partnership leases the land underlying 32 of the Inns from Marriott International, Inc. ("MII") and certain of its affiliates (the "Land Leases"). Of the Partnership's 50 Inns, seven are located in each of Georgia and North Carolina; six in Michigan; four in each of Florida, Illinois, and Ohio; and three or less in each of ten other states. The Inns are managed by Fairfield FMC Corporation (the "Manager"), a wholly-owned subsidiary of MII, as part of the Fairfield Inn by Marriott hotel system under a long-term management agreement. The Inns represent all of the revenues and expenses on the accompanying statements of operations. The Partnership considers the Inns to represent a single business segment due to the autonomous nature of each of the Inns. Each Inn is similarly constructed, has a similar number of rooms and is operated under the same brand name. The Inns are evaluated collectively by Partnership management without regard to geographic location and operate in similar markets.

     Inn operations commenced on July 31, 1990 (the "Closing Date") after 83,337 limited partnership interests (the "Units") were sold in a public offering for $1,000 per Unit. Marriott FIBM One Corporation ("FIBM One") contributed $841,788 for a 1% general partnership interest and $1.1 million to establish the initial working capital reserve of the Partnership at $1.5 million. In addition, FIBM One had a 10% limited partnership interest while the remaining 90% of the limited partnership interest is owned by outside parties.

     On December 29, 1998, Host Marriott Corporation ("Host Marriott"), the parent of FIBM One announced that it had completed substantially all the steps necessary to qualify as a real estate investment trust ("REIT") under the applicable Federal income tax laws beginning January 1, 1999 (the "REIT Conversion"). Subsequent to the REIT Conversion, Host Marriott is referred to as Host REIT. In connection with the REIT Conversion, Host REIT contributed substantially all of its hotel assets to a newly-formed partnership, Host Marriott L.P. ("Host LP").

     In connection with Host Marriott's REIT conversion, the following steps occurred. Host Marriott formed FIBM One LLC, having three classes of member interests (Class A--1% economic interest, managing; Class B--98% economic interest, non-managing; Class C--1% economic interest, non-managing). FIBM One merged with and into FIBM One LLC on December 24, 1998. On December 28, 1998, Host Marriott contributed its entire interest in FIBM One LLC to Host LP, which on December 30, 1998, contributed its 98% Class B and 1% Class C interests in FIBM One LLC to Rockledge Hotel Properties, Inc. ("Rockledge"), a non-controlled subsidiary, in which Host LP has a 95% economic non-voting interest.

Partnership Allocations and Distributions

     Partnership allocations and distributions are generally made as follows:

     a. Cash available for distribution for each fiscal year will be distributed quarterly as follows: (i) 99% to the limited partners and 1% to the General Partner (collectively, the "Partners") until the Partners have received, with respect to such fiscal year, an amount equal to the Partners' Preferred Distribution (10% of the excess of original cash contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts") on an annualized basis); (ii) remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

         1) 99% to the limited partners and 1% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

         2) 90% to the limited partners and 10% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

         3) 80% to the limited partners and 20% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

     b. Refinancing proceeds and sale proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership will be distributed (i) 99% to the limited partners and 1% to the General Partner until the Partners have received the then outstanding Partners' 12% Preferred Distribution, as defined, and cumulative distributions of Capital Receipts equal to 100% of their original capital contributions; and (ii) thereafter, 80% to the limited partners and 20% to the General Partner.

     c. Sale proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the Partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

     d. Net profits for each fiscal year generally will be allocated in the same manner in which cash available for distribution is distributed. Net losses for each fiscal year generally will be allocated 99% to the limited partners and 1% to the General Partner.

     e. Gains recognized by the Partnership generally will be allocated in the following order of priority: (i) to those Partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) to all Partners up to the amount necessary to bring the Partners' capital account balances to an amount equal to their pro-rata share of the Partners' 12% Preferred Distribution, as defined, plus their Net Invested Capital, as defined; and (iii) thereafter, 80% to the limited partners and 20% to the General Partner.

     f. For financial reporting purposes, profits and losses are allocated among the Partners based on their stated interests in cash available for distribution.

Liquidity and Financing Requirements

     Adequate liquidity and capital are critical to the ability of the Partnership to continue as a going concern. The Partnership has experienced declining operations during the last four years. If operations in 2001 are consistent with the results from 2000 and the budgeted operations for 2001, the Partnership will have adequate cash flow to meet debt service during the year. However, if operating results decline in 2001 the Partnership may not have sufficient cash flow from current operations to make the required debt service payments. In the event operations decline, the Partnership has the following options in order to provide debt service funding. The Partnership can defer the payment of ground rental expense exceeding 3% of gross revenues from the 32 leased Inns. The deferral becomes the obligation of the Partnership and is payable thereafter to the extent that there is cash available after the payment of debt service. The Partnership also has cash reserves to fund debt service. However, depending on actual operating results, the reserves could be diminished significantly. By virtue of subordinated ground rent and cash reserves, the Partnership believes it will have sufficient cash to fund debt service in 2001.

     The lack of available funds from operations over the past several years has also delayed room refurbishments at the Inns. Based upon information provided by the Manager, the estimated capital expenditure shortfall in available funds is expected to be $15 million to $20 million. With the cost of the capital expenditures reaching these levels, the cost does now, and will continue to, exceed the Partnership's available funds. We currently are pursuing a plan that, if approved by limited partners and various third parties, will result in the investment of additional capital in the partnership to address this capital shortfall. Until we reach a

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

resolution concerning funding of the capital expenditure shortfall, the discretionary capital expenditures exceeding the amount available in our property improvement fund will be deferred. The shortfall relates to scheduled room refurbishments at the Inns as well as certain planned improvements to other areas of the Partnership's Inns. Given the age of the properties, major renovations are required, including the replacement of roofs, facades, carpets, wall vinyl and furniture. Some of these capital expenditures are required by the management agreement in order to satisfactorily maintain the Partnership Inns as Fairfield Inn properties.

     The General Partner is working with the Manager to address the capital expenditure needs of the Inns. Under the management agreement, if the Manager determines that the Partnership Inns are not satisfactorily maintained as Fairfield Inn properties due to insufficient capital improvements, the Manager may terminate the agreement. The Partnership recently received a notice from the Manager stating that the Partnership's failure to fund the shortfall in funds available for replacements of furniture, fixtures and equipment constitutes a default under the management agreement and asserting a right to terminate the management agreement in the future if the alleged default is not cured. The Partnership notified the Manager that, based on the Partnership's review of the management agreement, the failure to fund this shortfall does not constitute a default and that they do not have the right to terminate the management agreement at this time because they did not send a notice within the time period specified under the management agreement. Accordingly because there is no existing default, the Partnership has not developed a plan to address this issue. If the capital shortfall is not satisfactorily resolved, however, the Manager may have the right to terminate the management agreement and the Partnership's right to use the Fairfield Inn by Marriott brand as early as the first quarter of 2002. The Partnership currently does not have a plan in place to catch up the shortfall. If the management agreement were terminated and the Partnership lost the right to use the Fairfield Inn by Marriott brand, the Partnership would need to replace the Manager with another nationally recognized hotel operator and become part of a comparable nationally recognized hotel system in order to comply with the obligations under the Partnership loan documents. The Partnership is developing a restructuring plan that includes seeking a buyer of its general partner interest who will invest new funds into the Partnership (see Note 9).

     For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $5,987,000, $6,516,000 and $6,606,000, respectively, to the property improvement fund. However, the Partnership's property improvement fund became insufficient beginning in 1999. Therefore, in both 2000 and 1999 the Partnership deposited $2.4 million to the property improvement fund to cover the capital expenditure shortfall. The shortfall is primarily due to room refurbishments which are planned for a majority of the Partnership's Inns in the next several years. Therefore, no cash is expected to be available for distribution to the partners in 2001.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

     The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

     Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

the estimated useful lives of the assets which is, generally 30 years for building, leasehold and land improvements, and 4 to 10 years for furniture and equipment. The Partnership records depreciation using the modified accelerated cost recovery system for income tax purposes. All property and equipment is pledged as security for the refinanced mortgage debt.

     The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties will be less than their net book value. If a property is impaired, its basis is adjusted to its estimated fair value. The Partnership's policy for measuring the fair value of impaired properties is to calculate the estimated present value of the future cash flows used to determine whether an impairment exists. The discount rate used is based on our estimate of discount rates reflected in prices paid for similar assets. In 1998 and 1999, the Inns located in Atlanta Airport, Georgia; Montgomery, Alabama; Orlando, Florida; Buena Park, California; Lansing, Illinois and Charlotte-Northeast, North Carolina experienced declining cash flows, primarily due to additional competition in their local markets. In 2000, Inns located in Johnson City, Tennessee, Raleigh and Charlotte Airport, North Carolina, and Columbus North, Ohio also experienced declining cash flows due to additional competition in their local markets. As a result, during 2000, 1999 and 1998, the Partnership concluded that these Inns were impaired and adjusted their basis to their estimated fair market value. The Partnership recorded an impairment charge of $8,127,000 in 2000, $2,843,000 in 1999 and $9,497,000 in
1998.

Deferred Financing Costs

     Deferred financing costs represent the costs incurred in connection with the mortgage debt refinancing and are amortized over the term of the Mortgage Debt. The Partnership incurred $4,864,000 of financing costs in connection with the Mortgage Debt. The financing costs are being amortized using the straight-line method, which approximates the effective interest method, over the ten year term of the Mortgage Debt. At December 31, 2000 and 1999, accumulated amortization of deferred financing costs totaled $1,927,000 and $1,440,000, respectively.

Restricted Cash

     The Partnership was required to establish certain reserves pursuant to the terms of the mortgage debt. These are fully discussed in Footnote 5.

Cash and Cash Equivalents

     The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Revenues

     Revenue from operation of the Partnership's hotels is recognized when the services are provided.

Ground Rent

     The Land Leases include scheduled increases in minimum rents per property. These scheduled rent increases, which are included in minimum lease payments, are being recognized by the Partnership on a straight-line basis over the 99 year term of the leases. The adjustment included in ground rent expense and Due to Marriott International, Inc. and affiliates to reflect minimum lease payments on a straight-line basis was a decrease of $12,000 for the year ended December 31, 2000 and $218,000 for each of the years ended December 31, 1999 and 1998. Deferred straight-line ground rent as of December 31, 1999 was $12,000. At year end 2000, all deferred straight-line ground rent had been recognized.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     In addition, ground rent exceeding 3% of gross revenues of $1,082,000 and $1,034,000 was deferred at December 31, 2000 and 1999, respectively. For a full discussion see Note 6.

Income Taxes

     Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates profits and losses to the individual Partners. Significant differences exist between the net loss for financial reporting purposes and the net loss as reported in the Partnership's tax return.

Application of New Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments imbedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement is effective for fiscal years beginning after June 15, 2000. The Partnership has determined that there will be no impact from the implementation of SFAS No. 133.

Reclassifications

     Certain reclassifications were made to prior year financial statements to conform to the 2000 presentation.

NOTE 3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31 (in thousands):

                                                             2000        1999
                                                           ---------  ---------
     Land and improvements...............................  $  14,873  $  14,873
     Building and leasehold improvements.................    169,454    173,705
     Furniture and equipment.............................     74,374     74,714
     Construction in progress............................      3,077      2,403
                                                           ---------  ---------
                                                             261,778    265,695
     Less accumulated depreciation and amortization......   (139,765)  (128,758)
                                                           ---------  ---------
                                                           $ 122,013  $ 136,937
                                                           =========  =========

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                                                           AS OF DECEMBER 31, 2000    AS OF DECEMBER 31, 1999
                                                          -------------------------   ------------------------
                                                                         ESTIMATED                   ESTIMATED
                                                            CARRYING       FAIR         CARRYING       FAIR
                                                             AMOUNT        VALUE         AMOUNT        VALUE
                                                            --------     --------       --------     --------
     Mortgage debt.......................................   $153,569     $135,033       $157,897     $130,888
     Incentive management fee due to Fairfield FMC
        Corporation......................................   $  2,849     $    194       $ 23,483     $     --

     The estimated fair value of the mortgage debt obligation is based on the expected future debt service payments discounted at estimated market rates. Incentive management fee due to the Manager are valued based on the expected future payments from operating cash flow discounted at estimated risk adjusted rates. In connection with the litigation settlement agreement, the Manager forgave $23.5 million of deferred incentive management fees payable as of December 31, 2000 which is included as an extraordinary gain on the statement of operations for 2000.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5.   DEBT

Mortgage Debt

     In 1997, the Partnership's mortgage debt was refinanced and increased to $165.4 million. The mortgage debt is non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, and all excess cash flow is applied toward principal amortization. The lender securitized the loan through the issuance and sale of commercial mortgage backed securities.

     The mortgage premium of $3.5 million is being amortized based on a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Accumulated amortization of the mortgage premium at December 31, 2000 and 1999 was $1,387,000 and $1,037,000, respectively, resulting in an unamortized balance of $2,113,000 and $2,463,000, respectively.

     Principal amortization of the Mortgage Debt at December 31, 2000 is as follows (in thousands):

          2001 ...............................................     $  4,369
          2002 ...............................................        4,756
          2003 ...............................................        5,177
          2004 ...............................................        5,602
          2005 ...............................................        6,132
          Thereafter..........................................      125,420
                                                                   --------
                                                                    151,456
          Mortgage premium....................................        3,500
          Accumulated amortization of mortgage premium........       (1,387)
                                                                   --------
                                                                      2,113
               Total mortgage debt............................     $153,569
                                                                   ========

     The mortgage debt is secured by first mortgages on all of the Inns, the land on which they are located, or an assignment of the Partnership's interest under the Land Leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

Reserves

     The Partnership was required by the lender or the manager to establish various reserves for capital expenditures, working capital, debt service and insurance needs.

     The balances in those reserves as of December 31 are as follows (in thousands):

                                                     2000     1999
                                                    ------   ------
          Debt service reserve..................    $4,873   $4,275
          Supplemental debt service reserve.....     1,440    1,469
          Working capital reserve...............       677      691
          Taxes and insurance reserve...........       300      241
          Ground rent reserve...................       225      225
          Condemnation reserve..................       211      201
          Capital expenditure reserve...........        --      879
                                                    ------   ------
               Total restricted cash............    $7,726   $7,981
                                                    ======   ======

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     The Partnership established reserves totaling $3,899,000 for certain capital expenditure which were completed as of December 31, 1999 and the remaining balance of $879,000 was returned to the Partnership during first quarter 2000. Additionally, the Partnership was required to deposit two months' debt service payments, or $2,850,000, into a debt service reserve. The Partnership was also required to establish a ground rent reserve, which is adjusted annually to equal one month's anticipated ground rent. The Partnership's loan agreement requires that if a single downgrade of MII's debt occurs, the Partnership is required to contribute an additional month's debt service payment to the debt service reserve which was fully funded in 1999 and over funded in 2000 by $598,000 due to timing. In addition, pursuant to the terms of the mortgage debt subsequent to a downgrade of MII's debt, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes (the "Tax and Insurance Escrow Reserve") for each mortgaged property. During 1998, Orange County in Florida (the "County") paid the Partnership $197,000 for a portion of the land in front of the Orlando South Fairfield Inn in Orlando, Florida. The funds have been placed in an escrow account and shown as the condemnation reserve pending the final resolution on the value of the land taken by the County they will remain and accrue interest.

     In addition, the Partnership entered into a Working Capital Maintenance and Supplemental Debt Service Agreement ("Agreement") with the Manager, effective January 13, 1997. As part of this Agreement, the Partnership agreed to furnish the Manager additional working capital to be deposited into a segregated interest bearing account (the "Working Capital Reserve"). The Working Capital Reserve is to be funded from Operating Profit, as defined, retained by or distributed to the Partnership as such amounts become available, until the Working Capital Reserve reaches $670,000. This Agreement also requires the funding of another segregated account for debt service shortfalls (the "Supplemental Debt Service Reserve"). This reserve is also to be funded out of Operating Profit, as defined, retained or distributed to the Partnership as such amounts become available, until the Supplemental Debt Service Reserve reaches $1,425,000. Interest earned on these reserve accounts was transferred to the Partnership during first quarter 2001.

NOTE 6.   LAND LEASES

     The land on which 32 of the Inns are located is leased from MII or its affiliates. The Land Leases expire on November 30, 2088 and provide that the Partnership will pay annual rents equal to the greater of a specified minimum rent for each property or a percentage rent based on gross revenues of the Inn operated thereon. The minimum rentals are adjusted at various anniversary dates through 2000, as defined in the agreements. The minimum rentals are adjusted annually for the remaining life of the leases based on changes in the Consumer Price Index. The percentage rent, which also varies from property to property, is fixed at predetermined percentages of gross revenues that increase over time.

     Minimum future rental payments during the term of the Land Leases as of December 31, 2000 are as follows (in thousands):

                             MINIMUM
                             -------
          LEASE YEAR         RENTAL
          ----------         ------
          2001..........    $  2,825
          2002..........       2,825
          2003..........       2,825
          2004..........       2,825
          2005..........       3,093
          Thereafter....     539,827
                            --------
                            $554,220
                            ========

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

     Total rental expense on the Land Leases was $2,965,000 for 2000, $2,742,000 for 1999 and $2,646,000 for 1998.

     In connection with the refinancing, beginning in 1997 until the Mortgage Debt is repaid, the payment of rental expense exceeding 3% of gross revenues from the 32 leased Inns in the aggregate shall be deferred in any fiscal year that cash flow is less than the regularly scheduled principal and interest payments on the Mortgage Debt. The deferral shall then be payable in the following year if cash flow is sufficient to pay the regularly scheduled principal and interest payments for the Mortgage Debt. Ground rent payable to MII and its affiliates at December 31, 2000 and 1999 was $1,082,000 and $1,034,000, respectively, and is included in Due to Marriott International, Inc. and affiliates on the accompanying balance sheet.

     Under the leases, the Partnership pays all costs, expenses, taxes and assessments relating to the Inns and the underlying land, including real estate taxes. Each Land Lease provides that the Partnership has a first right of refusal in the event the applicable ground lessor decides to sell the leased premises. Upon expiration or termination of a Land Lease, title to the applicable Inn and all improvements reverts to the ground lessor.

NOTE 7.   MANAGEMENT AGREEMENT

     The Partnership is a party to a long-term management agreement (the "Management Agreement") with the Manager.

     In conjunction with the 1997 mortgage refinancing, the initial term of the Management Agreement was extended ten years to December 31, 2019. The Manager has the option to renew the Management Agreement as to one or more of the Inns at its option, for up to four additional 10-year terms plus one five-year term. The Manager is paid a base management fee equal to 2% of gross Inn revenues and a Fairfield Inn system fee equal to 3% of gross Inn revenues. In addition, the Manager is entitled to an incentive management fee equal to 15% of Operating Profit as defined, increasing to 20% after the Inns have achieved total Operating Profit during any 12 month period equal to or greater than $33.9 million. As of December 31, 2000, operating profit did not exceed $33.9 million. The incentive management fee with respect to each Inn is payable out of 50% of cash flow from operations remaining after payment of ground rent, debt service, partnership administrative expenses and the owner's priority return, as defined.

     In accordance with the Management Agreement, incentive management fees earned through 1992 were waived by the Manager. Incentive management fees earned after 1992 accrue and are payable as outlined above or from Capital Receipts. Due to the litigation settlement agreement (see Note 8), $23,483,000 of deferred incentive management fees were waived by the Manager in 2000. As a result, the Partnership recognized an extraordinary gain for this amount in 2000. During 2000, 1999 and 1998, the Manager deferred $2,849,130, $2,775,000 and $3,640,000 of incentive management fees, respectively. Deferred incentive management fees at December 31, 2000 and 1999 were $2,849,130 and $23,483,000, respectively.

     The Manager is required to furnish certain services ("Chain Services") which are furnished generally on a central or regional basis to all managed or owned Inns in the Fairfield Inn by Marriott hotel system. Costs and expenses incurred in providing such services are allocated among all domestic Fairfield Inn by Marriott hotels managed, owned or leased by MII or its subsidiaries, based upon one or a combination of the following: (i) percent of revenues, (ii) total number of hotel rooms, (iii) total number of reservations booked, and (iv) total number of management employees. The Inns also participate in MII's Marriott Rewards Program ("MRP"). The cost of this program is charged to all hotels in the full-service, Residence Inn by Marriott, Courtyard by Marriott and Fairfield Inn by Marriott systems based upon the MRP revenues at each hotel. The total amount of chain services and MRP costs allocated to the Partnership for the years ended December 31, 2000, 1999 and 1998 was $1,691,000, $1,773,000 and
$1,600,000, respectively. In addition, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, marketing, sales, promotional and public

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

relations materials and programs. Each Inn within the system contributes approximately 2.4% of gross Inn revenues to the marketing fund. For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $2,526,000, $2,262,000 and $2,359,000, respectively, to the marketing fund.

     Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Inns. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. This advance earns no interest and remains the property of the Partnership throughout the term of the Management Agreement. The Partnership is required to advance upon request of the Manager any additional funds necessary to satisfy the needs of the Inns as their operations may require from time to time. Upon termination of the Management Agreement, the Manager will return to the Partnership any unused working capital and supplies. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. At the inception of the Partnership, $1,000,000 was advanced to the Manager for working capital and supplies which is included in Due from Marriott International, Inc. and affiliates in the accompanying balance sheet.

     The Management Agreement provides for the establishment of a property improvement fund for the Inns to cover (a) the cost of certain non-routine repairs and maintenance to the Inns which are normally capitalized; and (b) the cost of replacements and renewals to the Inns' property and improvements. Contributions to the property improvement fund are based on a percentage of gross revenues of each Inn equal to 7%. During 2000, $416,000 of these contributions were reallocated to pay for debt service. For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $5,987,000, $6,516,000, and $6,606,000, respectively, to the property improvement fund. However, if the Manager determines 7% exceeds the amount needed for making capital expenditures, then the Manager can adjust the incentive management fee calculation to exclude as a deduction in calculating incentive management fees up to one percentage point of contributions to the property improvement fund. No adjustment was necessary for 2000. However, the Partnership's property improvement fund became insufficient during 1999. Therefore, in 1999 the Partnership deposited $2.4 million to the property improvement fund to cover the capital expenditure shortfall. This amount was treated as a deduction in calculating incentive management fees in 2000 under the terms of the Management Agreement. The shortfall is primarily due to room refurbishments planned for a majority of the Partnership's Inns over the next several years.

     The Management Agreement provides that the Partnership may terminate the Management Agreement and remove the Manager if, specified minimum operating results are not achieved. The Manager may, however, prevent termination by paying to the Partnership such amount as necessary to achieve the above performance standard.

NOTE 8.   LITIGATION

     In March 2000, the Defendants entered into a settlement agreement with counsel for the plaintiffs to resolve litigation in seven partnerships, including the Partnership. Under the terms of the settlement, the Defendants paid $18,809,103 in cash in exchange for dismissal of the litigation and a complete release of all claims in October 2000. Each limited partner received $152 per Unit. In addition to the Defendants' cash payments, the Manager forgave $23,483,000 of deferred management fees.

NOTE 9.   SUBSEQUENT EVENTS

     As of August 16, 2001, holders of a majority of the partnership units consented to the amendment of the Partnership agreement as part of a restructuring plan. As part of that plan, on that date, FIBM One LLC, transferred its general partner interest in the Partnership to AP-Fairfield GP, LLC (the "New General Partner").

     Also, as part of the restructuring plan, the Partnership filed a Form S-1 Registration Statement, in which the Partnership is offering its limited partners the right to purchase $23 million in subordinated notes due in 2007.

     Upon closing of the offering, the New General Partner plans to implement each of the following additional steps to the restructuring plan:

        o Terminate the management agreement with the existing Manager and retain Sage Management Resources III, LLC ("Sage") as the new manager for its inns;

        o   Execute a new franchise agreement with MII for each inn; and

        o   Amend the ground lease underlying 32 of its inns.

     Implementation of such steps is subject to the review and ultimate approval by all of the involved parties.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                            CONDENSED BALANCE SHEETS
                                 (in thousands)

                                                                                    June 15,         December 31,
                                                                                      2001               2000
                                                                                  -------------    ----------------
                                                                                   (unaudited)
                                     ASSETS

   Property and equipment, net....................................................$     122,045    $        122,013
   Due from Marriott International, Inc. and affiliates...........................        3,162               1,215
   Deferred financing costs, net of accumulated amortization......................        2,712               2,937
   Property improvement fund......................................................        4,013               5,489
   Restricted cash................................................................        6,035               7,726
   Cash and cash equivalents......................................................        5,001               7,702
                                                                                  -------------    ----------------

                                                                                  $     142,968    $        147,082
                                                                                  =============    ================

                        LIABILITIES AND PARTNERS' DEFICIT

LIABILITIES
   Mortgage debt..................................................................$     151,252    $        153,569
   Due to Marriott International, Inc. and affiliates.............................        5,573               3,931
   Accounts payable and accrued liabilities.......................................        3,282               2,911
                                                                                  -------------    ----------------

         Total Liabilities........................................................      160,107             160,411
                                                                                  -------------    ----------------

PARTNERS' DEFICIT
   General Partner................................................................         (121)                (83)
   Limited Partners...............................................................      (17,018)            (13,246)
                                                                                  -------------    ----------------

         Total Partners' Deficit..................................................      (17,139)            (13,329)
                                                                                  -------------    ----------------

                                                                                  $     142,968    $        147,082
                                                                                  =============    ================



         The accompanying notes are an integral part of these condensed financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENTS OF OPERATIONS
                            (Unaudited, in thousands)

                                                            Twelve Weeks Ended            Twenty-Four Weeks Ended
                                                          June 15,       June 16,         June 15,       June 16,
                                                            2001           2000             2001           2000
                                                       -------------   -------------   -------------   -------------
REVENUES
   Rooms.............................................  $      20,525   $      22,120   $      38,292   $      40,898
   Other inn revenues................................            401             507             763           1,142
   Other revenues....................................             --              --             656              --
                                                       -------------   -------------   -------------   -------------
                                                              20,926          22,627          39,711          42,040
                                                       -------------   -------------   -------------   -------------

OPERATING EXPENSES
   Rooms.............................................          6,324           6,876          12,041          12,902
   Other department costs and expenses...............            675             436             962             864
   Selling, administrative and other.................          6,219           6,766          12,301          12,885
   Depreciation......................................          2,757           3,410           5,423           6,807
   Ground rent, taxes and other......................          1,955           1,896           4,297           3,731
   Incentive management fee..........................            660             727           1,076           1,256
   Fairfield Inn system fee..........................            628             679           1,172           1,261
   Base management fee...............................            418             453             781             841
                                                       -------------   -------------   -------------   -------------
                                                              19,636          21,243          38,053          40,547
                                                       -------------   -------------   -------------   -------------

OPERATING PROFIT.....................................          1,290           1,384           1,658           1,493
   Interest expense..................................         (2,970)         (3,050)         (5,889)         (6,154)
   Interest income...................................            264             298             421             565
                                                       -------------   -------------   -------------   -------------

NET LOSS.............................................  $      (1,416)  $      (1,368)  $      (3,810)  $      (4,096)
                                                       =============   =============   =============   =============

ALLOCATION OF NET LOSS
   General Partner...................................  $         (14)  $         (14)  $         (38)  $         (41)
   Limited Partners..................................         (1,402)         (1,354)         (3,772)         (4,055)
                                                       --------------  --------------  --------------  --------------

                                                       $      (1,416)  $      (1,368)  $      (3,810)  $      (4,096)
                                                       ==============  ==============  ==============  ==============

NET LOSS PER LIMITED PARTNER UNIT
   (83,337 Units)....................................  $         (17)  $         (16)  $         (45)  $         (49)
                                                       ==============  ==============  ==============  ==============


         The accompanying notes are an integral part of these condensed financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                       CONDENSED STATEMENTS OF CASH FLOWS
                            (Unaudited, in thousands)

                                                                                        Twenty-Four Weeks Ended
                                                                                      June 15,          June 16,
                                                                                        2001              2000
                                                                                    -------------    --------------
OPERATING ACTIVITIES
   Net loss.........................................................................$      (3,810)   $       (4,096)
   Depreciation.....................................................................        5,423             6,807
   (Gain)/loss on disposition of fixed assets.......................................          (10)               10
   Amortization of deferred financing costs.........................................          225               225
   Amortization of mortgage debt premium............................................         (161)             (161)
   Deferral of incentive management fee ............................................        1,076             1,256
   Changes in operating accounts....................................................           83            (2,380)
                                                                                    -------------    --------------

         Cash provided by operating activities......................................        2,826             1,661
                                                                                    -------------    --------------

INVESTING ACTIVITIES
   Additions to property and equipment..............................................       (5,445)           (2,085)
   Change in property improvement fund..............................................        1,476            (2,910)
   Change in restricted cash........................................................           --               879
                                                                                    -------------    --------------

         Cash used in investing activities..........................................       (3,969)           (4,116)
                                                                                    -------------    --------------

FINANCING ACTIVITIES
   Repayment of mortgage debt.......................................................       (2,156)           (1,947)
   Change in restricted cash........................................................          598                --
                                                                                    -------------    --------------

         Cash used in financing activities..........................................       (1,558)           (1,947)
                                                                                    -------------    --------------

DECREASE IN CASH AND CASH EQUIVALENTS...............................................       (2,701)           (4,402)

CASH AND CASH EQUIVALENTS at beginning of period....................................        7,702            10,061
                                                                                    -------------    --------------

CASH AND CASH EQUIVALENTS at end of period..........................................$       5,001    $        5,659
                                                                                    =============    ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for mortgage interest..................................................$       6,232    $        6,603
                                                                                    =============    ==============

         The accompanying notes are an integral part of these condensed financial statements.

                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                     NOTES TO CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. ORGANIZATION

Fairfield Inn by Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, owns 50 Fairfield Inn by Marriott properties (the "Inns") located in sixteen states within the contiguous United States. The Partnership leases 32 of the inns from Marriott International, Inc. ("MII") and certain of its affiliates. The Inns are operated under a management agreement by Fairfield FMC Corporation (the "Manager"), a wholly-owned subsidiary of MII.

On July 13, 2001, the general partner requested consent from the limited partners to permit the implementation of a restructuring plan intended to address the Partnership's continued decline in operating results and provide up to $23 million of additional capital. Consent of more than half of the limited partners is required to implement the restructuring plan (see Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed financial statements have been prepared by the Partnership. Certain information and footnote disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the unaudited, condensed financial statements should be read in conjunction with the Partnership's audited financial statements and notes thereto for the year ended December 31, 2000 included elsewhere in this registration statement.

In the opinion of the Partnership, the accompanying unaudited, condensed financial statements reflect all normal and recurring adjustments necessary to present fairly the financial position of the Partnership as of June 15, 2001, the results of its operations for the twelve and twenty-four weeks ended June 15, 2001 and June 16, 2000, and cash flows for the twenty-four weeks ended June 15, 2001 and June 16, 2000. Interim results are not necessarily indicative of full year performance because of seasonal and short-term variations.

For financial reporting purposes, the net income of the Partnership is allocated 99% to the limited partners and 1% to FIBM One LLC (the "General Partner"). Significant differences exist between the net income for financial reporting purposes and the net income for Federal income tax purposes. These differences are due primarily to the use, for Federal income tax purposes, of accelerated depreciation methods and shorter depreciable lives for certain assets and differences in the timing of the recognition of certain fees and straight-line rent adjustments.

3. AMOUNTS PAID TO MARRIOTT INTERNATIONAL, INC.

The following table provides the significant expenses payable to Marriott International and its affiliates year-to-date as of June 15, 2001 and June 16, 2000 (in thousands):

                                                         Year-to-Date as of
                                                      June 15,        June 16,
                                                        2001            2000
                                                     -----------    -----------
     Fairfield Inn system fee........................$     1,172    $     1,261
     Ground rent.....................................      1,342          1,364
     Reservation costs...............................      1,212          1,366
     Marketing fund contribution.....................        957          1,022
     Incentive management fee........................      1,076          1,256
     Base management fee.............................        781            841
     Chain services allocation.......................        683            736
                                                     -----------    -----------
              Total..................................$     7,223    $     7,846
                                                     ===========    ===========

4. SUBSEQUENT EVENTS

     As of August 16, 2001, holders of a majority of the partnership units consented to the amendment of the Partnership agreement as part of a restructuring plan. As part of that plan, on that date, FIBM One LLC, transferred its general partner interest in the Partnership to AP-Fairfield GP, LLC (the "New General Partner").

     Also, as part of the restructuring plan, the Partnership filed a Form S-1 Registration Statement, in which the Partnership is offering its limited partners the right to purchase $23 million in subordinated notes due in 2007.

     Upon closing of the offering, the New General Partner plans to implement each of the following additional steps to the restructuring plan:

        o Terminate the management agreement with the existing Manager and retain Sage Management Resources III, LLC ("Sage") as the new manager for its inns;

        o   Execute a new franchise agreement with MII for each inn; and

        o   Amend the ground lease underlying 32 of its inns.

     Implementation of such steps is subject to the review and ultimate approval by all of the involved parties.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all costs and expenses payable by the Registrant in connection with the issuance and distribution of the securities described in this registration statement. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

Item                                                                   Amount
----                                                                   ------
Securities and Exchange Commission registration fee.................   $5,750
Blue Sky qualification fees and expenses............................        *
Legal fees and expenses.............................................        *
Accounting fees and expenses........................................        *
Miscellaneous expenses..............................................        *
                                                                       -------
Total...............................................................   $    *


*    To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Except as specifically provided in the Revised Uniform Limited Partnership Act of the State of Delaware (the "Delaware Act"), the general partner is liable for our obligations in the same manner as a partner would be liable in a partnership without limited partners to persons other than the partnership and the other partners. Generally speaking, any general partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the general partner may be reached by our creditors to satisfy our obligations or other liabilities, other than non-recourse liabilities, to the extent our assets are insufficient to satisfy such obligations or liabilities.

     The Delaware Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The partnership agreement provides that the general partner and its affiliates who perform services for the partnership on behalf of the general partner (within the scope of its authority as the general partner of the partnership) will not be liable to the partnership or the limited partners for liabilities, costs and expenses incurred as a result of any act or omission of the general partner or such person provided:

     o such acts or omissions were determined by the general partner or such person, in good faith, to be in our best interests;

     o such acts or omissions were within the general partner's scope of authority granted by the partnership agreement, by law or by the limited partners in accordance with the partnership agreement; and

     o the conduct of the general partner or such person did not constitute negligence, fraud, misconduct or breach of fiduciary duty to us or any partner. The partnership agreement also provides that the general partner and such persons will be indemnified out of partnership assets against any loss, liability or expense arising out of any act or omission so long as the general partner or such persons has satisfied the requirements of clauses (1), (2) and (3) above. We, however, may indemnify the general partner or any other person for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The partnership agreement provides that any indemnification obligation shall be paid solely out of our assets.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to partners and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid in the successful defense or any action, suit or other proceeding) is asserted against us by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     There were no sales of securities within the past three years by the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS

EXHIBIT NUMBER        DESCRIPTION
--------------        -----------

3.1 Amended and Restated Agreement of Limited Partnership of Fairfield Inn by Marriott Limited Partnership by and among Marriott FIBM One Corporation (General Partner), Christopher G. Townsend (Organizational Limited Partner), and those persons who become Limited Partners (Limited Partners) dated July 31, 1990.*

3.1.1 First Amendment to Amended and Restated Agreement of Limited Partnership (the "LPA") dated as of December 28, 1998.*

3.1.2                 Second Amendment to the LPA dated as of May 31, 2001.**

3.1.3                 Third Amendment to the LPA dated as of August 16, 2001.**

3.1.4                 Fourth Amendment to the LPA dated as of August 16, 2001.**

4.1                   Form of Indenture.**

4.2                   Form of Note.**

5.1                   Opinion of Rosenman & Colin LLP.

10.1 Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner) and Fairfield FMC Corporation (Management Company) dated November 17, 1989.*

10.1 Loan Agreement between Fairfield Inn by Marriott Limited Partnership and Nomura Asset Capital Corporation dated January 13, 1997 (the "Loan Agreement").*

10.2 Secured Promissory Note made by Fairfield Inn by Marriott Limited Partnership (the "Maker") to Nomura Asset Capital Corporation (the "Payee") dated January 13, 1997.*

10.3                  Form of Ground Lease.*

10.3.1                Form of Amendement to Ground Lease.**

10.4 Form of Management Agreement by and between Fairfield Inn by Marriott Limited Partnership and Sage Management Resources III, LLC.**

10.5 Form of Franchise Agreement by and between Fairfield Inn by Marriott Limited Partnership and Marriott International.**

10.6                  Form of Fifth Amendment to the Loan Agreement.**

10.7                  Form of Subordination Agreement.**

12.1                  Statement Regarding Computation of Ratio of Earnings to
                      Fixed Charges.

23.1 Consent of Arthur Andersen LLP, independent public accountants.

23.2                  Consent of Rosenman & Colin LLP (included in Exhibit 5.1).

24.1                  Power of Attorney.

25.1                  Statement of Eligibility under the Trust Indenture Act of
                      1939.**

99.1                  Subscription Form.


(B)                   FINANCIAL STATEMENT SCHEDULES

SCHEDULE NUMBER       DESCRIPTION
---------------       -----------
Schedule III          Real Estate and Accumulated Depreciation

---------------------
* Filed as an Exhibit to the Company's Registration Statement on Form 10 (File No. 000-23685), which was declared effective by the Securities and Exchange Commission, and incorporated herein by reference.

**   To be filed by amendment.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes (i) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof and (ii) to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities to be purchased by the Guarantor and the terms of any subsequent reoffering thereof. If any public offering by the undersigned registrant is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 21, 2001.

                                         FAIRFIELD IN BY MARRIOT LIMITED
                                         PARTNERSHIP


                                         By: AP-Fairfield GP, LLC
                                             its general partner


                                         By: AP-Fairfield Manager Corp.,
                                             its manager


                                         By: /s/ Michael L. Ashner
                                             ---------------------------------
                                             Michael L. Ashner
                                             Chief Executive Officer

                                Power of Attorney

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. Ashner and Peter Braverman as such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as such person might or could do in person thereby ratifying and confirming all that said attorney-in- fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

Signature                       Title                         Date
------------                    ------                        -----

/s/ Michael L. Ashner        Chief Executive Officer          September 21, 2001
-------------------------    and sole director of AP-
Michael L. Ashner            Fairfield Manager Corp.,
                             the manager of the general
                             partner of the Registrant


/s/ Carolyn T. Tiffany       Chief Operating Officer          September 21, 2001
-------------------------    of AP-Fairfield Manager Corp.
Carolyn T. Tiffany           (Principal Financial Officer)

                                 EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------

3.1 Amended and Restated Agreement of Limited Partnership of Fairfield Inn by Marriott Limited Partnership by and among Marriott FIBM One Corporation (General Partner), Christopher G. Townsend (Organizational Limited Partner), and those persons who become Limited Partners (Limited Partners) dated July 31, 1990.*

3.1.1 First Amendment to Amended and Restated Agreement of Limited Partnership (the "LPA") dated as of December 28, 1998.*

3.1.2                 Second Amendment to the LPA dated as of May 31, 2001.**

3.1.3                 Third Amendment to the LPA dated as of August 16, 2001.**

3.1.4                 Fourth Amendment to the LPA dated as of August 16, 2001.**

4.1                   Form of Indenture.**

4.2                   Form of Note.**

5.1                   Opinion of Rosenman & Colin LLP.

10.1 Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner) and Fairfield FMC Corporation (Management Company) dated November 17, 1989.*

10.1 Loan Agreement between Fairfield Inn by Marriott Limited Partnership and Nomura Asset Capital Corporation dated January 13, 1997 (the "Loan Agreement").*

10.2 Secured Promissory Note made by Fairfield Inn by Marriott Limited Partnership (the "Maker") to Nomura Asset Capital Corporation (the "Payee") dated January 13, 1997.*

10.3                  Form of Ground Lease.*

10.3.1                Form of Amendement to Ground Lease.**

10.4 Form of Management Agreement by and between Fairfield Inn by Marriott Limited Partnership and Sage Management Resources III, LLC.**

10.5 Form of Franchise Agreement by and between Fairfield Inn by Marriott Limited Partnership and Marriott International.**

10.6                  Form of Fifth Amendment to the Loan Agreement.**

10.7                  Form of Subordination Agreement.**

12.1                  Statement Regarding Computation of Ratio of Earnings to
                      Fixed Charges.

23.1 Consent of Arthur Andersen LLP, independent public accountants.

23.2                  Consent of Rosenman & Colin LLP (included in Exhibit 5.1).

24.1                  Power of Attorney.

25.1                  Statement of Eligibility under the Trust Indenture Act of
                      1939.**

99.1                  Subscription Form.


---------------------
* Filed as an Exhibit to the Company's Registration Statement on Form 10 (File No. 000-23685), which was declared effective by the Securities and Exchange Commission, and incorporated herein by reference.

**   To be filed by amendment.